Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

TRANSFORMATIVE INVESTMENTS PTE LTD,

HELIUM

and

TDCX INC.

Dated as of March 1, 2024

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 1, 2024, is entered into by and between Transformative Investments Pte Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Helium, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), and TDCX Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”). Unless otherwise indicated or elsewhere defined herein, capitalized terms used herein shall have the meanings ascribed to them in Section 9.03 hereof.

RECITALS

WHEREAS, on the terms and subject to the conditions of this Agreement and in accordance with Part XVI of the Companies Act (Revised) of the Cayman Islands (the “CICA”), Parent and the Company intend to enter into a transaction pursuant to which Merger Sub will merge with and into the Company through a “short-form” merger in accordance of Part XVI and in particular section 233(7) of the CICA (the “Merger”), with the Company surviving the Merger as the surviving company (as defined in the CICA) (the “Surviving Company”) and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee, has unanimously (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement and the Plan of Merger and consummate the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”) and (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger;

WHEREAS, (i) the respective boards of directors of each of Parent and Merger Sub has each (A) authorized and approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth herein, including the Merger, and (B) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger and consummate the Transactions and (ii) Parent, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement, the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth herein, including the Merger;

WHEREAS, certain shareholders of the Company (the “Rollover Shareholders”) have entered into Rollover and Contribution Agreements (the “Rollover Agreements”) each dated as of March 1, 2024, pursuant to which (i) the Parent has irrevocably agreed to contribute its Shares to the Merger Sub prior to the Closing in exchange for newly issued ordinary shares of Merger Sub, and (ii) the certain other Rollover Shareholders have irrevocably agreed to contribute their respective Shares to the Merger Sub prior to the Closing in exchange for newly issued ordinary shares of Parent, such that the Merger Sub will hold 559,625 Class A Shares and 123,500,000 Class B Shares immediately prior to Closing, collectively representing approximately 98.4% of the voting power of the Shares exercisable in a general meeting of the Company;

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WHEREAS, concurrently with the execution of this Agreement, LLJ Limited (the “Guarantor”) has executed and delivered a limited guarantee in favor of the Company with respect to certain obligations of Parent under this Agreement (as may be amended from time to time, the “Limited Guarantee”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger.

Upon the terms and subject to the conditions set forth in this Agreement or waiver thereof by the party having the benefit of any such condition, and in accordance with the CICA, at the Effective Time, Merger Sub shall be merged with and into the Company through a “short-form” merger in accordance with Part XVI and in particular section 233(7) of the CICA, pursuant to which no special resolution of the shareholders of the Company is required if a copy of the Plan of Merger is given to every registered shareholder of the Company (other than those shareholders who have agreed otherwise). As a result of the Merger, Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands and the Company shall continue as the Surviving Company and become a wholly owned Subsidiary of Parent.

Section 1.02 Closing; Closing Date.

Unless otherwise agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Singapore time) electronically as soon as practicable, but in any event no later than the fifteenth (15th) Business Day following the day on which the last of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) is satisfied or, if permissible, waived. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.03 Effective Time.

On the Closing Date, the Company and Merger Sub shall (a) cause the plan of merger with respect to the Merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto, to be duly executed and filed with the Registrar of Companies of the Cayman Islands as provided by Section 233(9) of the CICA, and (b) make any other filings, recordings or publications as required to be made by the Company or Merger Sub under the CICA in connection with, and as required to effect, the Merger. The Merger shall become effective on the date as specified in the Plan of Merger in accordance with the CICA (such date and time, the “Effective Time”). The Effective Time of the Merger shall occur as promptly as possible, and in any event no sooner than twenty (20) days following the date that the Schedule 13E-3 (together with the Plan of Merger) is first mailed/distributed to the Company’s shareholders, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act, and all other applicable laws.

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Section 1.04 Effects of the Merger.

At the Effective Time, the Merger shall have the effects specified in this Agreement, the Plan of Merger and the relevant provisions of the CICA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICA.

Section 1.05 Governing Documents.

At the Effective Time, in accordance with the Plan of Merger, the Surviving Company shall adopt a third amended and restated memorandum and articles of association, which shall be substantively identical to the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, save and except that (a) all references therein to the name shall be amended to reflect the name of the Surviving Company and (b) all references therein to the authorized share capital shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger; and (c) such memorandum and articles of association shall include such indemnification provisions as required by Section 6.04(a). Such third amended and restated memorandum and articles of association of the Surviving Company shall thereafter continue in force and effect until amended in accordance with applicable Law.

Section 1.06 Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time or such other persons designated by Parent shall be the initial directors of the Surviving Company at the Effective Time, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company at the Effective Time, in each case, unless otherwise determined by Parent prior to the Effective Time, and shall hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Section 1.07 No Shareholder Vote.

Each of the parties hereto acknowledges and agrees that, because the Merger is a “short-form” merger under section 233(7) of the CICA, no vote of the shareholders of the Company is required to approve this Agreement or authorize, approve or consummate the Transactions, including the Merger, and that no such vote will be held.

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ARTICLE II

TREATMENT OF SECURITIES; MERGER CONSIDERATION

Section 2.01 Cancellation and Conversion of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a) each Class A ordinary share, par value US$0.0001 per share, of the Company (each a “Class A Share”) and each Class B ordinary shares, par value US$0.0001 per share, of the Company (each a “Class B Share,” and together with each Class A Share, collectively the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs), shall be cancelled and cease to exist in exchange for the right to receive US$7.20 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

(b) each American Depositary Share, representing one (1) Class A Share (each, an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), and each Share represented by such ADSs, shall be cancelled and cease to exist in exchange for the right to receive US$7.20 in cash per ADS without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement, and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

(c) each Vested Warrant, issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in exchange for the right to receive US$7.19 in cash per Vested Warrant without interest (the “Per Warrant Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Warrant Agreement;

(d) other than each share of Merger Sub held by the Parent which shall be dealt with under subclause (i) below, all Excluded Shares and ADSs representing the Excluded Shares, in each case, issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist without payment of any consideration or distribution therefor;

(e) each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.03 and thereafter represent only the right to receive the applicable payments set forth in Section 2.03;

(f) each of the Vested Performance Shares shall be cancelled in accordance with Section 2.02 and thereafter represent only the right to receive the applicable payments set forth in Section 2.02(b);

(g) each of the Unvested Performance Shares shall be cancelled in accordance with Section 2.02; and

(h) all the shares (whether issued or unissued) in the authorized share capital of the Company (including all Class A Shares, all Class B Shares, and all Undesignated Shares) shall be re-designated as ordinary shares, with the result that, at the Effective Time, the authorized share capital of the Surviving Company shall be US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 per share; and

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(i) each share of Merger Sub held by the Parent issued and outstanding immediately prior to the Effective Time shall be converted into and become 100 validly issued, fully paid and non-assessable ordinary shares of the Surviving Company, all of which shall be held by, and registered in the name of, the Parent, being the sole shareholder of the Merger Sub immediately prior to the Effective Time. Such conversion shall be effected by means of the cancellation of such shares of Merger Sub, in exchange for the right to receive 100 ordinary shares of the Surviving Company. Such ordinary shares of the Surviving Company shall constitute the only issued and outstanding share capital of the Surviving Company upon the Effective Time.

Section 2.02 Company Share Plan.

(a) At the Effective Time, the Company shall (i) terminate the Company Share Plan and any relevant award agreements entered into under the Company Share Plan, (ii) cancel each Phantom Share that is outstanding and unexercised, whether or not vested or exercisable, and (iii) cancel each Performance Share that is outstanding, whether or not vested.

(b) Each former holder (or his or her designee) of a Vested Performance Share, which is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time, a cash amount (without interest and subject to Section 2.02(f)) equal to the Per Share Merger Consideration with respect to each Vested Performance Share.

(c) Each Unvested Performance Share that is outstanding immediately prior to the Effective Time shall be cancelled as of the Effective Time, automatically and without action by the holder of such Unvested Performance Share without payment of any consideration or distribution therefore.

(d) Each Phantom Share that is outstanding immediately prior to the Effective Time shall be cancelled as of the Effective Time, automatically and without action by the holder of such Phantom Share without payment of any consideration or distribution therefore.

(e) Any payment under this Section 2.02 shall be subject to all applicable Taxes and Tax withholding requirements and each applicable withholding agent shall be entitled to withhold Taxes under applicable Tax Law in respect thereof. Each former holder of Performance Shares and Phantom Shares shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.02.

(f) As promptly as practicable following the date hereof and in any event prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions reasonably necessary to effect the provisions of this Section 2.02. The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time, neither Parent nor the Surviving Company will be required to issue Shares or other share capital of the Company or the Surviving Company to any person pursuant to the Company Share Plan or in settlement of any Performance Share. Promptly following the date hereof but in any event prior to the Effective Time, the Company shall deliver written notice to each holder of Performance Shares or Phantom Shares informing such holder of the effect of the Merger on his or her Performance Shares or Phantom Shares (as applicable).

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Section 2.03 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICA, all Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised (by means of delivering a First Dissent Notice to the Company on or before the First Dissent Deadline, in accordance with Section 2.03(d) below) and not effectively withdrawn or lost their rights to dissent from the Merger or dissenter rights (including as a result of failing to deliver a Second Dissent Notice to the Company by the Second Dissent Deadline, in accordance with Section 2.03(d) below), in accordance with Section 238 of the CICA (collectively, the “Dissenting Shares,” and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICA.

(b) For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall not have validly exercised or perfected or who shall have effectively withdrawn or lost their dissenter rights under Section 238 of the CICA (including Shares held by shareholders who have delivered a First Dissent Notice on or before the First Dissent Deadline but who have failed to deliver a Second Dissent Notice by the Second Dissent Deadline) shall thereupon not be Dissenting Shares and shall be cancelled and cease to exist as of the Effective Time, in consideration of the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders under Section 2.01 who shall not have validly exercised or perfected or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICA.

(c) The Company shall give Parent (i) prompt notice of any notices of objection, notices of approvals, notice of dissent or demands for appraisal or written offers, under Section 238 of the CICA received by the Company, attempted withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights, and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the CICA. The Company shall not, except with the prior written consent of Parent, make any offers or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or agree on, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d) In order to give effect to the right for any Dissenting Shareholder to exercise its entitlement to dissent from the Merger as set out in this Section 2.03 and to seek a fair value appraisal for its Dissenting Shares under Section 238(1) of the CICA (the “Dissent Right”):

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(i) the Company shall cause a copy of the Plan of Merger to be delivered to each registered shareholder;

(ii) the Plan of Merger shall state that any shareholder that wishes to exercise its Dissent Right may only do so by delivering written notice of its objection to the Merger (each a “First Dissent Notice”) to the Company as contemplated by Section 238(2) of the CICA, as such provision has been interpreted by the courts of the Cayman Islands, within the twenty (20) calendar days immediately following the date on which the Plan of Merger is delivered to the shareholders (the “First Dissent Deadline”);

(iii) any such First Dissent Notice shall include a statement that the shareholder proposes to demand payment for that shareholder’s shares if the Merger becomes effective;

(iv) promptly following the filing of the Plan of Merger with the Registrar of Companies of the Cayman Island, the Company shall give written notice of the filing to each shareholder who delivered a First Dissent Notice (the “Company Notice”);

(v) within the twenty (20) calendar days immediately following the date on which the Company Notice is given to the shareholders who have delivered a First Dissent Notice (the “Second Dissent Deadline”), each shareholder who delivered a First Dissent Notice and that wishes to dissent must give to the Company a written notice (each a “Second Dissent Notice”) of that shareholder’s decision to dissent setting out (A) the Dissenting Shareholder’s name and address, (B) the number and classes of its Dissenting Shares (which must be all of the shares in the Company of which the Dissenting Shareholder is the registered holder), and (C) a demand for payment of the fair value of such Dissenting Shares; and, if validly served as set out in this sub-paragraph (v), such Second Dissent Notice shall be deemed to be written notice of an election to dissent with regard to the relevant Dissenting Shares for the purposes of Section 238(5) of the CICA; and

(vi) the provisions of Section 238(6) to 238(16) of the CICA, as such provisions have been interpreted by the courts of the Cayman Islands, shall apply to the treatment of each Dissenting Share in relation to which a valid First Dissent Notice and Second Dissent Notice has been served.

Section 2.04 Exchange of Share Certificates, etc.

(a) Paying Agent. Prior to the Effective Time, Parent shall select and appoint a bank or trust company to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a), Section 2.01(b), Section 2.01(c) and Section 2.03(b) (in the case of Section 2.03(b), when ascertained) (collectively, the “Merger Consideration”), and Parent shall enter into a paying agent agreement with the Paying Agent. At or prior to the Effective Time, or in the case of payments pursuant to Section 2.03(b), when ascertained, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares (other than Excluded Shares), ADSs, Vested Warrants and Vested Performance Shares, cash in an amount that (together with the Available Company Cash directed by Parent to be paid by the Company to the Paying Agent under Section 6.06) is sufficient to pay the full amount of the Merger Consideration (such cash, the “Exchange Fund”).

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(b) Share Exchange Procedures. Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving Company shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares (other than Excluded Shares and Dissenting Shares) entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of such Shares shall be effected and contain such other provisions as Parent and the Company may mutually agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing such Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(e)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Promptly following Parent being informed that any Shares have ceased to be Dissenting Shares pursuant to Section 2.03(b), Parent shall cause the Paying Agent to mail to the applicable shareholders the documents described in the immediately preceding sentence. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(e)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(e)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(e)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, subject to applicable withholding in accordance with Section 2.04(k), and any Share Certificate so surrendered shall forthwith be marked as cancelled.

(c) ADS Exchange Procedures. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing the Excluded Shares) upon surrender by them of the ADSs. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary, stock transfer or other Taxes and other government charges due to or incurred by the Depositary in connection with the cancellation of their ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any, which shall be withheld by the Depositary in accordance with Section 2.04(k)) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs (excluding any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement).

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(d) No Interest. No interest shall be paid or will accrue on any amount payable in respect of the Shares, ADSs, Warrants, Performance Shares, Phantom Shares or otherwise pursuant to the provisions of this Article II.

(e) Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, and upon such term as may be reasonably required by the Surviving Company and the Paying Agent, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares (other than Excluded Shares or Dissenting Shares) represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(f) Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, or (ii) on the last two (2) consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed, or (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable. Monies due to shareholders of the Company (including holders of ADSs) who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of shareholders of the Company (including holders of ADSs) who are untraceable, until the expiry of the one (1) year period referred to in the following sentence. Monies unclaimed after a period of one (1) year from the Closing Date shall be forfeited and shall revert to the Surviving Company.

(g) Adjustments to Merger Consideration. The Per Share Merger Consideration, the Per ADS Merger Consideration and Per Warrant Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares, ADSs or Warrants occurring on or after the date hereof and prior to the Effective Time including any change to the number of Shares represented by one ADS (but excluding any change that results from the vesting of any Performance Shares or Warrants) and to provide to the holders of Shares (including Shares represented by ADSs), Warrants and Vested Performance Shares the same economic effect as contemplated by this Agreement prior to such action.

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(h) Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares, ADSs and Warrants, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company; provided, that no such investment or losses shall affect the amounts payable to such holders and Parent or the Surviving Company, as applicable, shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment to the extent necessary to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Company. Except as contemplated by Section 2.04(b), this Section 2.04(h) and Section 2.04(i), the Exchange Fund shall not be used for any other purpose.

(i) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares, ADS or Warrants for three (3) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares and (other than Excluded Shares), ADSs (other than ADSs representing Excluded Shares) and Warrants who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Article II.

(j) No Liability. None of the Paying Agent, the Rollover Shareholders, Parent or the Surviving Company or the Depositary shall be liable to any former holder of Shares or Warrants for any such Shares (including Shares represented by ADSs), Warrants, Performance Shares or Phantom Shares (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such former holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(k) Withholding Rights. Each of Parent, the Surviving Company, the Paying Agent, Merger Sub and the Depositary (each, a “Withholding Agent”) shall be entitled to deduct and withhold in respect of the transactions contemplated by this Agreement, or from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs, Warrants or Performance Shares, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by the applicable Withholding Agent, such withheld amounts shall be remitted by such Withholding Agent to the applicable Governmental Authority and treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs, Warrants or Performance Shares in respect of which such deduction and withholding was made.

Section 2.05 No Transfers.

From and after the Effective Time, (a) the register of members of the Company shall be closed, and there shall be no registrations of transfers in the register of members of the Surviving Company of the Shares, Warrants and the ADSs that were outstanding immediately prior to the Effective Time, and (b) the holders of Shares (including Shares represented by ADSs), Warrants and ADSs issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, Warrants or ADSs, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates or ADSs presented to the Paying Agent, Parent, Surviving Company or Depositary for transfer or any other reason shall be cancelled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II in the case of Shares other than the Excluded Shares and the Dissenting Shares, and for no consideration in the case of Excluded Shares and only in accordance with Section 2.03 in the case of the Dissenting Shares.

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Section 2.06 Termination of Deposit Agreement.

As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to JPMorgan Chase Bank, N.A. (the “Depositary”) to terminate the deposit agreement dated September 30, 2021, entered into by and among the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The following representations and warranties by the Company are qualified in their entirety by reference to the disclosures (a) in the Company SEC Reports filed with or furnished to the SEC and publicly available after January 1, 2023 and prior to the date hereof but excluding statements in any “Risk Factors” and/or “Forward-Looking Statements” sections and/or similar cautionary, predictive or forward-looking disclosure, (b) set forth in the Company Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number), and (c) any matters with respect to which the Founder has actual knowledge. Subject to the foregoing, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01 Organization and Qualification. Each of the Company and its Subsidiaries is an entity duly incorporated or organized, as applicable, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction of its incorporation or organization. Each of the Company and its Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted, except to the extent the failure to have such power or authority is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company is in compliance with the terms of its organizational and governing documents in all material respects. The corporate structure of the Group Companies and the ownership among the Group Companies and the establishment thereof are in compliance with all applicable Laws in all material respects.

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Section 3.02 Constitutional Documents.

The Company has heretofore furnished to Parent a true and complete copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of each Group Company. All memorandum and articles of association or equivalent organizational documents of the Group Companies are in full force and effect as of the date hereof. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents.

Section 3.03 Capitalization.

(a) The authorized share capital of the Company is US$50,000 divided into 500,000,000 shares comprising (i) 50,000,000 Class A Shares of a par value of US$0.0001 each, (ii) 200,000,000 Class B Shares of a par value of US$0.0001 each and (iii) 250,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Articles of Association of the Company (“Undesignated Shares”). As of the date of this Agreement, (A) 23,110,219 Class A Shares (including (1) 350,000 Class A Shares issued to the Depositary for the purpose of satisfying the vesting of Unvested Warrants and (2) 2,220,728 Class A Shares held by the Company in the form of ADSs) and 123,500,000 Class B Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable and (B) no Class A Shares are reserved for future issuance pursuant to the Company Share Plan. As of the date of this Agreement, 350,000 Warrants are, issued, outstanding and unvested and no Warrants are, issued, outstanding and vested. As of the date of this Agreement, no Performance Shares are vested and not yet delivered in the form of ADSs or Class A Shares and 1,047,788 Performance Shares are outstanding and unvested. As of the date of this Agreement, no Phantom Shares are outstanding and vested and 137,774 Phantom Shares are outstanding and unvested.

(b) Except for (i) the Warrants and Performance Shares referred to in Section 3.03(a), and (ii) the transactions contemplated by the Rollover Agreements and the Transactions, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by any Group Company relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue, transfer or sell or cause to be issued, transferred or sold any Equity Securities of any Group Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of any Group Company and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any Equity Securities of any Group Company. The Company does not have any secured creditors holding a fixed or floating security interest.

(c) The grant of each such outstanding Performance Share was validly made and properly approved by the Company Board or a duly authorized committee thereof and where required, any shareholder approval by the necessary number of votes in compliance with the terms of the Company Share Plan, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules and regulations of The New York Stock Exchange (the “NYSE”) and all other applicable Laws. The grant of each such Phantom Share was validly made and properly approved by the Company Board or a duly authorized committee thereof and where required, any shareholder approval by the necessary number of votes in compliance with the terms of the Company Share Plan, the Exchange Act, the rules and regulations of the NYSE and all other applicable Laws. Except as otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Performance Share or any Phantom Share as a result of the Transactions.

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(d) The grant of each such outstanding Warrants was validly made and properly approved by the Company Board or a duly authorized committee thereof and where required, any shareholder approval by the necessary number of votes in compliance with the terms of Exchange Act, the rules and regulations of the NYSE and all other applicable Laws. Except as otherwise provided in this Agreement and the Warrant Agreement, there are no commitments or agreements of any character to which the Company is bound obligating it to accelerate or otherwise alter the vesting of the Warrants as a result of the Transactions.

(e) All Shares subject to issuance upon due exercise of a Warrant or settlement of a Performance Share, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Parent accurate and complete copies of (i) the Warrant Agreement, (ii) the Company Share Plan pursuant to which the Company has granted the Performance Shares and Phantom Shares that are currently outstanding, (iii) the form of award agreement evidencing such Performance Shares and Phantom Shares and (iv) award agreements evidencing such Performance Shares and Phantom Shares with terms that are materially different from those set forth in the form of award agreement.

(f) The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and all of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is owned by such Group Company free and clear of all Liens other than the Permitted Liens. There are no outstanding contractual obligations of any Group Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries. The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is not subject to any outstanding obligations of any Group Company requiring the registration under any securities Law for sale of such share capital or registered capital, as the case may be.

Section 3.04 Authorization.

(a) The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to execute and deliver the Plan of Merger and to consummate the Merger and the other Transactions. The execution, delivery and performance by the Company of this Agreement and the Plan of Merger, and the consummation of the Merger and the other Transactions, have been duly and validly authorized by the Company Board and, other than such filings and recordation as required by the CICA, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger, and the consummation by it of the Transactions, including the Merger.

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(b) This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) ((a) and (b) collectively, the “Enforceability Exceptions”).

(c) The Company Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly adopted by unanimous vote of those directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Parent, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement, and the Plan of Merger and consummate the Transactions, including the Merger; and (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger. As of the date hereof, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn.

(d) The Special Committee has received from Houlihan Lokey (China) Limited (the “Financial Advisor”) its written opinion, dated as of the date of this Agreement, and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, to the effect that, the Per Share Merger Consideration to be received by the holders of Shares (other than Excluded Shares, Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) and the Per Warrant Merger Consideration to be received by the holders of Warrants are fair, from a financial point of view, to such holders. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Schedule 13E-3. It is agreed and understood that such opinion may not be relied on by Parent, Merger Sub or any of their respective Affiliates.

Section 3.05 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (i) conflict with or result in any breach of any provision of the organizational or governing documents of any Group Company, (ii) require any consent or waiver by any person under, result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Material Contract, (iii) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, or (iv) assuming the Requisite Regulatory Approvals are complied with and completed, violate any Order or Law applicable to the Company, any Subsidiary of the Company, or any of their respective properties, assets or operations; except, with respect to each case of clauses (ii) through (iv), for any such conflict, breach, violation, default, modification, right, creation of any Lien or other occurrence which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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(b) None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will require any filing or registration by the Company or any of its Subsidiaries with, or the obtaining of any permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether foreign, federal, state, local or supranational, or any self-regulatory or quasi-governmental authority (each, a “Governmental Authority”) except for (i) compliance with any applicable requirements of the Exchange Act, (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICA, (iii) such filings with the SEC as may be required to be made by the Company in connection with this Agreement, the Merger, and the other Transactions, including the joining of the Company in the filing of the Schedule 13E-3 and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3, and (iv) such filings as may be required under the NYSE rules and regulations in connection with this Agreement or the Merger (item (i) through (iv) together, the “Requisite Regulatory Approvals”) and (vi) any such other filing, permit, authorization, consent or approval, the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.06 Permits; Compliance with Laws.

(a) The Company and its Subsidiaries are in possession of all material authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority necessary for the Company and its Subsidiaries to own, lease and operate their properties or to carry on their business substantially in the manner described in the Company SEC Reports filed prior to the date hereof and substantially as is being conducted as of the date of this Agreement (collectively, the “Material Company Permits”), and (i) all of the Material Company Permits are valid, in full force and effect, and are not subject to any pending or, to the knowledge of the Company, threatened legal proceeding by any Governmental Authority to suspend, cancel, modify in any material respect, terminate or revoke any such Material Company Permit, (ii) the Company and each of its Subsidiaries are in compliance with the terms and requirements of such Material Company Permits in all material respects, and (iii) the Company and each of its Subsidiaries is not in default under, and to the Company’s knowledge, no condition exists that with notice or lapse of time or both would constitute a default under or would reasonably be expected to result in any suspension, cancellation, modification, termination or revocation of, or an inability to renew any such Material Company Permit.

(b) The Group Companies are and have been in compliance with all applicable Laws and the applicable listing, corporate governance and other rules and regulations of NYSE in all material respects. No event has occurred and no circumstance exists that, with or without notice or lapse of time (i) may constitute or result in a material violation by any Group Company of, or a failure on the part of such entity to comply with in any material respect, any applicable Laws, or (ii) may give rise to any material obligation on the part of any Group Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature. No Group Company is in default, breach or violation of any Law applicable to it or by which any of its share, security, Equity Securities, property or asset is bound or affected. No Group Company has received any written notice or communication of any material non-compliance with any applicable Law that has not been cured.

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(c) No Group Company or to the knowledge of the Company, any of the Company Representatives is a Prohibited Person, and no Prohibited Person will be given an offer to become an employee, officer, consultant or director of any Group Company. No Group Company has (i) conducted or agreed to conduct any business, or entered into or agreed to enter into any transaction with a Prohibited Person or (ii) violated, or operated not in compliance with, any applicable export restrictions, anti-boycott regulations, or embargo regulations. No Group Company or, to the knowledge of the Company, any of their respective directors, administrators, officers, board of directors, members, employees, agents, Affiliates or other persons acting on behalf of any Group Company (collectively, the “Company Representatives”) has violated any Anticorruption Law, nor has any Group Company or, to the knowledge of the Company, any Company Representative (x) made or given any bribe, rebate, payoff, influence payment, kickback or any other type of payment, that would violate any applicable Anticorruption Laws, or (y) offered, paid, promised to pay, or authorized the payment of any money or anything of value, to any Government Official or to any person under circumstances where a Group Company or any Company Representative knew or ought reasonably to have known (after due and proper inquiry) that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a person:

(i) for the purpose of: (A) influencing any act or decision of a Government Official in his or her official capacity; (B) inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; (C) securing any improper advantage; or (D) inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or

(ii) in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks, other unlawful or improper means of obtaining business or advantage or would otherwise violate any Anticorruption Law.

Section 3.07 SEC Filings; Financial Statements.

(a) The Company has filed or otherwise furnished (as applicable), all forms, reports, statements, schedules and other documents required to be filed with or furnished to the SEC by the Company (such forms, reports, statements, schedules and other documents, including any amendments thereto and all exhibits and schedules thereto and documents incorporated by reference therein, collectively, the “Company SEC Reports”). As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (and to the extent such Company SEC Reports were amended, as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied in all material respects with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of its filing date or effective date (as applicable).

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(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with IFRS, except as may be noted therein.

(c) Except as and to the extent set forth in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company’s annual report on Form 20-F filed with the SEC on April 26, 2023 or otherwise disclosed by the Company in current reports on Form 6-K, no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any other liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (A) incurred in the ordinary course of business consistent with past practice since December 31, 2022, or (B) incurred pursuant to this Agreement or in connection with the Transaction.

(d) The Company has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it. The Company has established and maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act to ensure that all material information concerning the Company and its Subsidiaries required to be included in reports filed under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents, and to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed annual report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed annual report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Except as disclosed in the Company SEC Reports, neither the Company nor, to the knowledge of the Company, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data. Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

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(e) The Group Companies maintain a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and include those policies and procedures that are designed to (i) provide reasonable assurance that transactions are executed in accordance with management’s general or specific authorizations, (ii) require the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a Group Company’s assets, (iii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in conformity with IFRS, (iv) provide reasonable assurance that receipts and expenditures of the Company are permitted only in accordance with appropriate authorization, (v) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a Group Company’s assets that would have a material effect on the consolidated financial statements, and (vi) provide reasonable assurance that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.08 Schedule 13E-3.

The information supplied by the Company for inclusion in the Schedule 13E-3 (including any amendment or supplement thereto or document incorporated by reference therein) will not on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 13E-3.

Section 3.09 Absence of Certain Changes.

Since December 31, 2022, except as expressly contemplated by this Agreement, each Group Company has conducted its business in the ordinary course of business and in a manner consistent with past practice, and there has not been any Company Material Adverse Effect, or any change, event, development, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

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Section 3.10 Absence of Litigation.

(a) There is no litigation, hearing, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against any Group Company, or any share, security, Equity Securities, property or asset of any Group Company, before any Governmental Authority that (i) seeks to enjoin, restrain or prevent the Merger or the other Transactions, (ii) prevents, materially delays or materially impedes or, if decided adversely against the Company, would reasonably be expected to prevent, materially delay or materially impede, the performance by the Company of its obligations under this Agreement or the consummation of the Transactions, (iii) involves any of the Group Companies, any of the assets owned or used by the any Group Company or any person for which any Group Company has assumed or retained such person’s liability, in the case of this subclause (iii), in any material respect, either contractually or by operation of law. To the knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that gives or serves, or that would reasonably be expected to give, rise to or serve as a basis for the commencement of any Actions that is of a type described in the preceding sentence. The applicable Group Company has submitted each pending or, to the Company’s knowledge, threatened Action for which there is insurance coverage to its applicable insurance carrier.

(b) There is no issued, pending or, to the knowledge of the Company, threatened order, writ, injunction, directive, restriction, judgment or decree to which any Group Company, or any of the assets owned or used by any Group Company, is subject or which restricts in any material respect the ability of any Group Company to conduct its business. To the knowledge of the Company, no director, officer or other employee or consultant of any Group Company is subject to any issued, pending or threatened order, writ, injunction, judgment or decree that prohibits such director, officer or other employee from engaging in or continuing in any material respect any conduct, activity or practice relating to the business of the applicable Group Company.

Section 3.11 Employee Benefit Plans.

(a) With respect to each Company Employee Plan, the Company has made available to Parent copies of each such Company Employee Plan document, including all amendments thereto, and all related trust documents. Each Company Employee Plan has been established, operated and maintained in compliance with its terms and with applicable Law in all material respects. All contributions or other amounts payable by a Group Company with respect to each Company Employee Plan in respect of current or prior plan years have been paid or accrued in accordance with IFRS.

(b) Except as expressly provided under this Agreement, neither the execution of this Agreement, nor the consummation of the Transactions (whether alone or in connection with any additional or subsequent events such as a termination of employment), will (i) entitle any current or former director, employee or consultant of any Group Company to material compensation in the form of a severance payment or similar payment, (ii) accelerate the time of payment or vesting or result in any payment or funding of material compensation or material benefits under, increase any material amount payable or result in any other material obligation pursuant to, any of the Company Employee Plans, or (iii) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Employee Plan on or following the Effective Time.

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Section 3.12 Labor and Employment Matters.

(a) Except as set forth in the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to, or bound by, or currently negotiating in connection with entering into, any collective bargaining agreements or labor contracts or understandings with any labor unions, works councils, or labor organizations. Except for matters that do not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to their businesses, or (ii) lockout, strike, slowdown, work stoppage or threat thereof by or with respect to any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries (each, an “Employee”), and during the last three (3) years there has not been any of the foregoing.

(b) There are no complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened in writing to be brought by or filed with any Governmental Authority or otherwise based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any of its Subsidiaries that, if individually or collectively resolved against the Company or its Subsidiaries, would reasonably be expected to result in a Company Material Adverse Effect.

Section 3.13 Real Property; Title to Assets.

(a) None of the Group Companies owns any Owned Real Property. The Group Companies have entered into written lease and/or license contracts for all Leased Real Property that is material to the business of the Group Companies (the “Material Leased Real Property”). With respect to each of the Leases of the Material Leased Real Property: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions, (ii) the Group Companies’ possession of the Material Leased Real Property under such Lease has not been disturbed and, to the knowledge of the Company, there are no disputes with respect to such Lease, (iii) neither any Group Company nor, to the knowledge of the Company, any other party to such Lease is in breach or default under such Lease, and (iv) the Group Companies have a valid and subsisting leasehold interest in all property under such Leases, in each case free and clear of all Liens, other than the Permitted Liens.

(b) The Material Leased Real Property comprises all of the material real property used or intended to be used in, or otherwise related to, the business of the Group Companies. The use, occupation, operation, leasing, management of the Material Leased Real Property by any Group Company is not in contravention of any applicable Laws in any material respect.

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Section 3.14 Intellectual Property.

(a) Except as has not been and would not reasonably be expected to be individually or in aggregate material to the Company and its Subsidiaries taken as a whole, (i) the operation of the businesses of the Company and its Subsidiaries does not infringe upon, misappropriate, or otherwise violate and has not in the past three (3) years infringed upon, misappropriated or otherwise violated the Intellectual Property rights of any person and is and has been in accordance with any applicable licenses, and (ii) neither the Company nor any of its Subsidiaries has received any written notice of, and to the knowledge of the Company, there is no threatened, assertion or claim that it, or the business or activities of the Company or any of its Subsidiaries (including the commercialization and exploitation of their products and services), is infringing upon, misappropriating, or otherwise violating or has infringed upon, misappropriated, or otherwise violated any Intellectual Property right of any person, including any demands or unsolicited offers to license any Intellectual Property. To the knowledge of the Company, no person (including current and former officers, employees, consultants and contractors of any Group Company) is currently infringing, misappropriating or otherwise violating any Company IP.

(b) The Group Companies own, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to all material Intellectual Property created or developed by, for or under the direction or supervision of the Company or any of its Subsidiaries, including all Company IP and Company Owned Software. With respect to each item of material Company IP, (i) the applicable Group Company is entitled to use, transfer and license such Company IP in the continued operation of its business without payment to any Third Party (other than to one or more Governmental Authorities or other similar parties for the purposes of registering and maintaining such rights), (ii) no Group Company is obligated to assign ownership of any such Company IP to any Third Party and (iii) no Group Company is bound by or subject to any non-compete or other material restrictions on the operation and scope of its business. Each employee, founder, contractor and any other personnel of any Group Company who has participated in the creation or development of any such Intellectual Property has executed and delivered to a Group Company an agreement (i) providing for the non-disclosure by such person of confidential information and (ii) providing for the present assignment by such person to the Company or such Subsidiary of any Intellectual Property developed or arising out of such person’s employment by, engagement by or contract with the Company or such Subsidiary of the Company. To the knowledge of the Company, no such officer, employee, consultant or contractor is in material violation of any term of any such agreement. No material Company IP has been revoked, invalidated or otherwise challenged in whole or in part.

(c) To the Company’s knowledge, no person has challenged in writing the validity, enforceability, use or ownership of or, to the knowledge of the Company, is threatening to challenge the validity, enforceable, use or ownership of, or is infringing upon, misappropriating, or otherwise violating, any right of the Company or any of its Subsidiaries with respect to any material Intellectual Property owned by or licensed to the Company or its Subsidiaries.

(d) Each Group Company possesses the source code, object code and documentation for all Software material to the operation of the businesses of such Group Company that is proprietary to and owned by such Group Company (collectively, the “Company Owned Software”). No Third Party has any ownership right or interest in any Company Owned Software. The Group Companies have not disclosed the source code for any Company Owned Software to any Third Party. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to any Group Company, no Company Owned Software is subject to any obligation (including the terms of any open source license) that would require any Group Company to (i) disclose to any person any source code or Trade Secret that is part of any Company Owned Software, (ii) not charge fees or other consideration for such Software, or (iii) grant any right to any person to decompile or otherwise reverse-engineer such Software.

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(e) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to any Group Company, the Company and its Subsidiaries have taken all actions reasonably necessary to (i) maintain and protect each item of Intellectual Property that they own or are licensed or otherwise authorized to use, and (ii) protect the confidentiality and value of trade secrets and other know-how or confidential or proprietary information (together, the “Trade Secrets”) that are owned by any Group Company or provided to any Group Company by any Third Party under conditions of confidentiality, including having and effectively implementing in the business operations of the Company and its Subsidiaries measures with respect to Intellectual Property, information security and data privacy which are comparable with those implemented by similarly situated companies operating in the industry and place of operations of the Group Companies.

(f) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to any Group Company, the Company IT Assets are (i) adequate and sufficient for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company’s and its Subsidiaries’ businesses and the protection of Trade Secrets by the Group Companies, and (ii) free from any defects and any viruses, worms or other malware. The Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology consistent with industry practices and the Company IT Assets have not failed in any material respect.

Section 3.15 Privacy and Data Security. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to any Group Company, each Group Company complies with, and at all times has complied with, all applicable Privacy Laws, with applicable Privacy Policies, and with applicable contractual obligations of the Company and its Subsidiaries relating to privacy, data protection, and data security with respect to the Processing of Personal Data by the Company and its Subsidiaries. To the knowledge of the Company, there are no material unsatisfied requests from individuals to the Company or any of its Subsidiaries seeking to exercise rights under any Privacy Law. There is not currently, and there has not been any, (i) Action of any nature pending or to the knowledge of the Company threatened against the Company or any of its Subsidiaries relating to privacy, data protection, or data security with respect to the Processing of Personal Data by the Company and its Subsidiaries in any material respect; or (ii) written notice of any actual or asserted noncompliance with any Privacy Law by the Company or any of its Subsidiaries in any material respect. The Company and its Subsidiaries have at all times implemented and maintained reasonable measures in compliance, in all material respects, with applicable Privacy Laws, designed to preserve and protect the confidentiality, availability, security, and integrity of all Company IT Assets and Personal Data within the possession or control of the Company and its Subsidiaries.

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Section 3.16 Taxes.

(a) Each Group Company has duly and timely filed all Tax Returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged (whether or not reflected on a Tax Return), other than such payments as are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s financial statements in accordance with IFRS. All such Tax Returns are true, accurate and complete in all material respects. No Tax authority or agency or other Governmental Authority is asserting in writing or, to the knowledge of the Company, threatening to assert against any Group Company any material deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. There are no Liens (other than liens for Taxes which are not yet due or delinquent) on any of the assets of any Group Company that arose in connection with any failure (or alleged failure) to pay any Tax.

(b) No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of any Group Company is currently in progress, and no Group Company has been notified of any written request for, or, to the knowledge of the Company, is aware of any threat of, such an audit or other examination or administrative, judicial or other proceeding. No written claim has been made by any Governmental Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by such jurisdiction.

(c) Each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all applicable tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authorities. Each submission made by or on behalf of any Group Company to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates was accurate and complete in all material respects at the time of its submission and none of such Tax exemptions, holidays, deferrals, incentives, or other preferential treatments or rebates contained any material misstatement or material omission that would have affected the granting of such Tax exemptions, holidays, deferrals, incentives or other preferential treatments or rebates. The Transactions will not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions, holidays, deferrals, incentives, or other preferential treatments or rebates in any material respect and will not result in the claw-back or recapture of any such Tax exemptions, preferential treatments or rebates in any material respect.

(d) None of the Group Companies (i) are or have been treated as a “United States person” for U.S. federal income tax purposes within the meaning of Section 7701(a)(30) of the Code or a “surrogate foreign corporation” within the meaning of Section 7874 of the Code, (ii) are or have ever been engaged in a trade or business connected with the United States for purposes of Section 864 of the Code (or otherwise for U.S. income tax purposes), (iii) possesses any “United States real property interests” within the meaning of Section 897(c) of the Code, or (iv) have filed, or are or have ever been required to file, any Tax Returns in the United States or any jurisdiction or subdivision thereof.

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(e) The Group Companies are in compliance in all material respects with all applicable Laws relating to Taxes, including transfer pricing laws and regulations (including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology and conducting intercompany transactions at arm’s length).

Section 3.17 Material Contracts.

(a) For purposes of this Agreement, “Material Contracts” means all of the following types of Contracts to which any Group Company is a party:

(i) any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii) any Contract relating to (A) the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement, (B) strategic cooperation or partnership arrangements, or (C) other similar agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by any Group Company;

(iii) any Contract involving a loan (other than accounts receivable from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment allowances to the employees of the Company and any of its Subsidiaries extended in the ordinary course of business), or investment in, any person or any Contract relating to the making of any such loan, advance or investment;

(iv) any Contract involving Indebtedness of the Company or any of its Subsidiaries in excess of US$20,000,000;

(v) any Contract (including so called take-or-pay or keep-well agreements) under which any person (other than the Company or any of its Subsidiaries) has directly or indirectly guaranteed Indebtedness of the Company or any of its Subsidiaries;

(vi) any Contract granting or evidencing a Lien on any properties or assets of the Company or any of its Subsidiaries, other than a Permitted Lien;

(vii) any Contract for the acquisition, disposition, sale, transfer or lease (including leases in connection with financing transactions) of properties or assets of the Company or any of its Subsidiaries that have a fair market value or purchase price of more than US$20,000,000 (by merger, purchase or sale of assets or stock or otherwise) or pursuant to which the Company or any of its Subsidiaries have continuing, indemnification, guarantee, “earn-out” or other contingent payment obligations;

(viii) any Contract for the employment of any officer, individual employee or other person by the Company or any of its Subsidiaries on a full-time or consulting basis or any severance agreements calling for payments in excess of US$3,000,000 annually;

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(ix) any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business;

(x) any Contract (other than Contracts granting the Warrants, Performance Shares or Phantom Shares) giving the other party the right to terminate such Contract as a result of this Agreement or the consummation of the Transactions, including the Merger, where (A) such Contract requires any payment in excess of US$5,000,000 to be made by the Company or any of its Subsidiaries or (B) the value of the outstanding receivables due to the Company and its Subsidiaries under such Contract is in excess of US$5,000,000;

(xi) any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to Equity Securities of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of guarantee by the Company or any of its Subsidiaries;

(xii) any Contract providing for (A) a license, covenant not to sue or other right granted by any Third Party under any Intellectual Property to the Company or any of its Subsidiaries, (B) a license, covenant not to sue or other right granted by the Company or any of its Subsidiaries to any Third Party under any Intellectual Property, other than agreements for off-the-shelf Software, (C) an indemnity of any person by the Company or any of its Subsidiaries against any charge of infringement, misappropriation, unauthorized use or violation of any Intellectual Property right, or (D) any royalty, fee or other amount payable by the Company or any of its Subsidiaries to any person by reason of the ownership, use, sale or disposition of Intellectual Property;

(xiii) any Contract between the Company or any of its Subsidiaries, on one hand, and any Affiliate or other entity in which any Group Company has a direct or indirect equity interest, or director, or executive officer, or any person beneficially owning five percent (5%) or more of the outstanding Equity Securities of any Group Company or any of their respective Affiliates (other than the Group Companies), or immediate family members or any of the respective Affiliates of such family members, on the other hand;

(xiv) any Contract which have not been covered by subsections (i) through (xiii) and involves consideration of more than US$15,000,000, in the aggregate, over the remaining term of such Contract; or

(xv) any other Contract which could reasonably be expected to have a Company Material Adverse Effect.

(b) (i) Each Material Contract is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against the such Group Company in accordance with its terms, subject to the Enforceability Exceptions; (ii) to the knowledge of the Company, each Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Enforceability Exceptions, (iii) no Group Company and, to the knowledge of the Company, no counterparty, is or is alleged to be in breach or violation of, or default under, any Material Contract, in any material respect; (iv) to the knowledge of the Company, no person intends to terminate or cancel any Material Contract; (v) no Group Company has received any written claim of default under any such Material Contract and, to the Company’s knowledge, no fact or event exists that would give rise to any claim of default under any Material Contract; and (vi) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

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Section 3.18 Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICA (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Section 3.19 Interested Party Transactions.

The Company has disclosed in the Company SEC Reports each material Contract between a Group Company or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of the Company, one the other hand, entered into during fiscal years covered by such Company SEC Reports.

Section 3.20 Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.21 No Other Representations or Warranties.

Except for the representations and warranties contained in this Article III, neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to any Group Company or such Group Company’s business, operations, assets, liabilities, condition (financial or otherwise) or prospects, or with respect to any other information provided to Parent or Merger Sub or any of their respective Affiliates or Representatives in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

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Section 4.01 Corporate Organization.

Each of Parent and Merger Sub is an exempted company with limited liability duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate power and authority to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority, individually or in the aggregate, would not be expected to prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement.

Section 4.02 Authorization.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.03 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub do not, and the performance of this Agreement and the Plan of Merger by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) the filings or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, (ii) compliance with the rules and regulations of the NYSE, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICA and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICA, (iv) the Requisite Regulatory Approvals and (v) any such consent, approval, authorization, permit, action, filing or notification the failure to make or obtain which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

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Section 4.04 Capitalization. The authorized share capital of Parent is US$50,000 consisting of 50,000 ordinary shares, par value of US$1.00 per share. As of the date of this Agreement, one (1) ordinary share of Parent is issued and outstanding, which has been duly authorized, validly issued, fully paid and non-assessable and is owned by LLJ Limited. The authorized share capital of Merger Sub as of the date of this Agreement is US$50,000 consisting of 5,000,000 ordinary shares, par value of US$0.01 per share, 100 of which are outstanding and have been duly authorized, validly issued, fully paid and non-assessable. All of the issued and outstanding share capital of Merger Sub is owned by Parent.

Section 4.05 Available Funds and Financing

(a) Parent has delivered to the Company true and complete copies of an executed equity commitment letter from the Founder or its Affiliate(s) (the “Equity Commitment Letter”) pursuant to which the Founder or its Affiliate(s) named therein has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions thereof, Equity Securities of Parent, up to the aggregate amount set forth therein (the “Financing”).

(b) As of the date hereof, (i) the Equity Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent or Merger Sub (as applicable and subject to the Enforceability Exceptions) and, to the knowledge of Parent, the other parties thereto (subject to the Enforceability Exceptions), and (ii) the Equity Commitment Letter has not been amended or modified and no such amendment or modification is contemplated (other than as permitted by this Section 4.05), and the commitments contained in the Equity Commitment Letter have not been withdrawn or rescinded in any respect (other than as permitted by this Section 4.05). Assuming (A) the Financing is funded in accordance with the Equity Commitment Letter, (B) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions and (C) the deposit of the Available Company Cash with the Paying Agent, the Parent and Merger Sub will have available to them, as of the Effective Time, all funds necessary for the Parent, Merger Sub and the Surviving Company to pay (1) the Merger Consideration, and (2) any other amounts required to be paid by Parent or Merger Sub in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Equity Commitment Letter contains all of the conditions precedent (or, where applicable, refer to customary conditions precedent for a transaction of the nature contemplated by the Equity Commitment Letter) to the obligations of the parties thereunder to make the Financing available to Parent or Merger Sub on the terms and conditions contained therein.

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Section 4.06 Brokers.

Other than the fees and expenses of Goldman Sachs (Singapore) Pte., which shall be paid by the Parent or Merger Sub, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.07 Limited Guarantee.

The Limited Guarantee has been duly and validly executed and delivered by the Guarantor and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of the Guarantor or enforceable against the Guarantor in accordance with the terms thereof subject to the Enforceability Exceptions.

Section 4.08 No Additional Representations.

Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01 Conduct of Business by the Company Pending the Merger.

The Company agrees that, on and from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as required by applicable Law or specifically permitted by this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (i) the businesses of the Group Companies shall be conducted in the ordinary course of business consistent with past practice; and (ii) the Company shall use its reasonable best efforts to preserve substantially intact the assets and the business organization of the Group Companies, to keep available the services of the current officers and key employees of the Group Companies and to maintain in all material respects the current relationships of the Group Companies with existing customers, suppliers and other persons with which any Group Companies has material business relations as of the date hereof. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as required by applicable Law or specifically permitted by this Agreement, the Company shall not, and shall procure that no Group Company will, directly or indirectly, do or propose to do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

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(a) amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b) issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of any Group Company (other than in connection with (A) the exercise of Warrants in accordance with the Warrant Agreement, (B) the vesting of any Performance Shares in accordance with the Company Share Plan, (C) the withholding of Company securities to satisfy tax obligations with respect to Performance Shares or Phantom Shares (D) the acquisition by the Company of its securities in connection with the forfeiture of Warrants or Performance Shares, or (E) the acquisition by the Company of its securities in connection with the net exercise of Warrants in accordance with the terms of the Warrant Agreement, (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of US$10,000,000, except in the ordinary course of business, or (iii) any material Intellectual Property owned by or licensed to any Group Company, except in the ordinary course of business consistent with past practice;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries consistent with past practice);

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital (other than the purchase of Shares, Warrants or Performance Shares to satisfy obligations under the Warrant Agreement or Warrants or Company Share Plan, including the withholding of Shares, Warrants or Performance Shares in connection with the exercise of (i) Warrants in accordance with the terms and conditions of the Warrant Agreement and (ii) Performance Shares in accordance with the terms and conditions of such Performance Shares);

(e) effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, public offering or similar transaction involving any Group Company, or create any new Subsidiary, other than the Transactions;

(f) acquire, whether by purchase, merger, spin off, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or otherwise, any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$10,000,000 in any transaction or related series of transactions;

(g) make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof in excess of US$10,000,000 in aggregate;

(h) issue or grant any Performance Shares, Phantom Shares or awards of other types to any person under the Company Share Plan;

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(i) make any changes with respect to financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in statutory or regulatory accounting rules or IFRS or regulatory requirements with respect thereto;

(j) enter into, amend, modify, consent to the termination of, or waive any material rights under, any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof);

(k) commence any Action for a claim of more than US$10,000,000 (excluding any Action seeking for an injunctive relief or other similar equitable remedies) or settle, release, waive or compromise any pending or threatened Action of or against any Group Company (A) for an amount in excess of US$10,000,000, (B) that would impose any material restrictions on the business or operations of any Group Company, or (C) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities of any Group Company relating to the Transactions;

(l) fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(m) engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(n) make or change any material Tax election, amend any Tax Return, enter into any closing agreement or seek any ruling from any Governmental Authority with respect to material Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, change any method of Tax accounting or Tax accounting period, initiate any voluntary Tax disclosure to any Governmental Authority, or incur any material amount of Taxes outside of the ordinary course of business;

(o) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.02 Compliance with Laws.

During the period from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, the Company shall ensure that each Group Company will conduct its business in compliance with all applicable Laws in all material respects, and obtain, make and maintain in effect, all consents, approvals, authorizations or permits of, or filings with or notifications to, the relevant Governmental Authority or other person required in respect of the due and proper establishment and operations of such Group Company in accordance with applicable Laws.

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Section 5.03 Compliance with this Agreement.

To the extent permitted by applicable law, each of the parties hereto agrees that, on and from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, it shall not: (a) with the purpose of frustrating the Merger take any action that would or would reasonably be likely to individually or in the aggregate result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action, the taking or failure to take, as applicable, would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub or the Company to consummate the Merger or the other Transactions.

Section 5.04 No Control of Other Party’s Business.

Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Schedule 13E-3.

(a) As soon as practicable following the date of this Agreement, but in any event within fifteen (15) Business Days after the date hereof, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to ensure that the Schedule 13E-3 complies in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing and mailing/distribution of the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Schedule 13E-3, the Company shall promptly notify Parent and Merger Sub and shall provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith.

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(b) Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any information, fact or circumstance relating to the Company, Parent, Merger Sub or any of their respective Affiliates, or any of their respective officers or directors, is discovered that should be set forth in an amendment or supplement to the the Schedule 13E-3 so that such Schedule 13E-3 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information, fact or circumstance shall promptly notify the other parties hereto and the Company shall file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate such to the shareholders of the Company; provided, that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon.

(c) As soon as practicable after the SEC staff confirms that it has no further comments on the Schedule 13E-3 but in any event no later than three (3) days after such confirmation, the Company shall (i) mail/distribute or cause to be mailed/distributed the Schedule 13E-3 (together with the Plan of Merger) to the holders of Shares, including Shares represented by ADSs, as of the date of such distribution of the Schedule 13E-3 (the “Record Date”); and (ii) instruct the Depositary to (A) fix the Record Date as the record date for determining the holders of ADSs to whom the Schedule 13E-3 will be mailed/distributed (the “Record ADS Holders”) and (B) provide the Schedule 13E-3 (together with the Plan of Merger) to all Record ADS Holders.

Section 6.02 Access to Information.

(a) From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreement, upon reasonable advance notice from Parent, the Company shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources (including potential sources) and other authorized representatives of Parent and such other parties, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing, and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

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(b) Notwithstanding anything to the contrary in Section 6.02(a), nothing in this Agreement shall require the Company or any of its Subsidiaries to provide Parent or any of its Representatives with access to any books, records, documents or other information to the extent that (i) such books, records, documents or other information is subject to any confidentiality agreement with a Third Party (provided, that at the request of Parent, the Company shall use its reasonable best efforts to obtain a waiver from such Third Party), (ii) the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege which could not be reasonably remedied, or (iii) the disclosure of such books, records, documents or other information is prohibited by applicable Law.

(c) All information provided or made available pursuant to this Section 6.02 to Parent or its Representatives shall be subject to the Confidentiality Agreement.

(d) No investigation pursuant to this Section 6.02 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.03 No Solicitation of Transactions.

(a) Until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except pursuant to Section 6.03(b), the Company agrees that neither it nor any of its Subsidiaries will, and that it will cause its and its Subsidiaries’ respective Representatives (including any investment banker, attorney or accountant retained by any Group Company) not to, in each case, directly or indirectly, (i) solicit, initiate, encourage (including by way of furnishing nonpublic information concerning any Group Company), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information concerning any Group Company to, any Third Party in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction or any proposal or offer that could reasonably be expected to lead to a Competing Transaction, (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or Contract (other than an Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating, or that may reasonably be expected to lead to, to any Competing Transaction or requiring the Company to abandon this Agreement or any of the Transactions, including the Merger, or (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statutes (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Statute and to enforce each such confidentiality, standstill and similar agreement). The Company shall notify Parent as promptly as practicable (and in any event within twenty-four (24) hours), orally and in writing, of any proposal or offer, or any inquiry or contact between the Company or any of its Subsidiaries or its or their respective Representatives and any Third Party, regarding a Competing Transaction or that could reasonably be expected to lead to a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer or inquiry or contact, and (z) whether the Company has any intention to provide confidential information to such person. The Company shall keep Parent informed, on a reasonably current basis (and in any event within twenty-four (24) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall (A) promptly notify Parent orally and in writing if it determines to initiate actions concerning a proposal, offer, inquiry, contact or request, in each case as permitted by this Section 6.03, and (B) provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, is reasonably expected to consider any Competing Transaction. The Company shall, and shall cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, immediately cease and terminate all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction and immediately revoke or withdraw access of any Third Party to any data room containing any nonpublic information concerning any Group Company and request, and use its reasonable efforts to cause, all such Third Parties to promptly return or destroy all such nonpublic information. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement that would prohibit or restrict the Company from providing such information to Parent in accordance with this Section 6.03.

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(b) Notwithstanding anything to the contrary in Section 6.03(a), at any time prior to the Closing Date, following the receipt of an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction that was not obtained in violation of Section 6.03, the Company and its Representatives may, with respect to such proposal or offer and acting only under the direction of the Special Committee:

(i) contact the person who has made such proposal or offer solely to clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal;

(ii) provide information in response to the request of the person who has made such proposal or offer, if and only if, prior to providing such information, the Company has received from the person so requesting such information an executed Acceptable Confidentiality Agreement, provided, that the Company shall concurrently make available to Parent any information concerning the Company and the Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives; and

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(iii) engage or participate in any discussions or negotiations with the person who has made such proposal or offer;

provided, that prior to taking any actions described in clause (ii) or (iii) above, the Special Committee has (A) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal, (B) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that, in light of such Superior Proposal, failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law, and (C) provided written notice to Parent at least three (3) Business Days prior to taking any such action.

(c) Except as set forth in Section 6.03(d) and Section 6.03(e), neither the Company Board nor any committee thereof shall (i) (A) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company, as applicable, a Competing Transaction, (B) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer), provided, that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such Competing Transaction shall not be prohibited within two (2) Business Days after Parent so requests in writing, or (C) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Transaction, or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.03(b) (an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to the Effective Date, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction which was not withdrawn and which was not obtained in violation of Section 6.03 and the Company Board determines, in its good faith judgment upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that such proposal or offer constitutes a Superior Proposal and failure to take any of the following actions with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law, the Company Board may, upon the recommendation of the Special Committee, with respect to such Superior Proposal, authorize the Company to terminate this Agreement in accordance with Section 8.03(c) and enter into an Alternative Acquisition Agreement, but only (i) if the Company shall have complied with the requirements of Section 6.03(a) and Section 6.03(b) with respect to such proposal or offer; (ii) after (A) providing at least five (5) Business Days’ (the “Superior Proposal Notice Period”) written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and providing any proposed agreements related thereto), identifying the person making such Superior Proposal and indicating that the Company Board intends to authorize the Company to terminate this Agreement in accordance with Section 8.03(c) and the manner in which it intends (or may intend) to do so, (B) negotiating with and causing its financial and legal advisors to negotiate with Parent, Merger Sub and their respective Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Financing, so that such Third Party proposal or offer would cease to constitute a Superior Proposal, and (C) permitting Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement, the Financing and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that any material modifications to such Third Party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.03, provided, further, that with respect to each new written notice to Parent, the Superior Proposal Notice Period shall be deemed to be a three (3) Business Day period rather than the five (5) Business Day period first described above; and (iii) following the end of such five (5) Business Day period or three (3) Business Day period (as applicable), the Company Board shall have determined, in its good faith judgment upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that taking into account any changes to this Agreement and the Financing proposed by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the proposal or offer with respect to the Competing Transaction giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. None of the Company, the Company Board or any committee of the Company Board shall enter into any Contract with any Third Party to limit or not to give prior notice to Parent of its intention to take any action contemplated by this Section 6.03(d).

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(e) Notwithstanding anything to the contrary under this Agreement, prior to the Closing, the Company Board (acting upon the unanimous recommendation of the Special Committee) or the Special Committee may direct the Company to terminate this Agreement (other than in response to a Superior Proposal, which shall be covered solely by the above Section 6.03(d)) (such a termination, the “Intervening Event Termination”) if and only if (i) any development, fact, event, change, effect, occurrence or circumstance that materially improves or would be reasonably likely to materially improve the financial condition, business or results of operations of the Company and its subsidiaries, taken as a whole, has occurred or arisen or first becomes known to the Company Board or the Special Committee after execution of this Agreement and prior to the Closing that was not known to or reasonably foreseeable by the Special Committee prior to the execution of this Agreement (an “Intervening Event”); provided that in no event shall the following developments, facts, events, effects, occurrences or changes in circumstances constitute an Intervening Event: (x) the receipt, existence, or terms of a Competing Transaction or any matter relating thereto or (y) any change in the price of the Shares or the ADSs (provided that the exception to this clause (y) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred), (ii) the Company Board shall have determined, in its good faith judgement upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (iii) at least three (3) Business Days have elapsed since the Company has given notice of such Intervening Event Termination to Parent advising that it intends to take such action which notice will contain reasonably sufficient information about the Intervening Event to enable Parent to propose revisions to the terms of this Agreement in such a manner that would obviate the need for taking such action, (iv) during such three (3) Business Day period, the Special Committee shall have considered in good faith and, if requested by Parent, engaged in good faith discussions with Parent regarding, any revisions to this Agreement proposed in writing by Parent, and (v) the Company Board, following such notice period, shall have determined, in its good faith judgment acting upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that failure to do so would be inconsistent with its fiduciary duties under applicable Law.

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(f) Nothing contained in this Section 6.03 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to a Competing Transaction, including taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided, that any such disclosure (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board or the Special Committee, as applicable, has received and is currently evaluating such Competing Transaction) that does not include an express rejection of any applicable Competing Transaction or an express reaffirmation of the Transactions shall be deemed to be actions requiring prior compliance with Section 6.03(d)(ii), or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(g) Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any Alternative Acquisition Agreement or propose to do so.

(h) The Company shall promptly inform its Representatives of the obligations applicable to such Representatives in this Section 6.03.

Section 6.04 Directors’ and Officers’ Indemnification and Insurance.

(a) The indemnification, advancement and exculpation provisions of the indemnification agreements by and between the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries. The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

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(b) The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”) on terms with respect to coverage and amount no less favorable to the Indemnified Parties than those in effect as of the Effective Time; provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company’s current policies; provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.04(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (the “Maximum Annual Premium”), and if the cost of such insurance policy exceeds such amount, then the Surviving Company shall obtain a policy to the extent reasonably available with the greatest coverage for a cost not exceeding such amount. In lieu of maintaining the directors’ and officers’ liability insurance policies contemplated by this Section 6.04(b), the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company so long as the annual cost of such policy does not exceed the Maximum Annual Premium. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Company under this Section 6.04(b) shall terminate.

(c) Subject to the terms and conditions of this Section 6.04, from and after the Effective Time, the Surviving Company shall comply, and Parent shall cause the Surviving Company to comply, with all of the Company’s obligations, and each of the Surviving Company and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (x) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (y) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the CICA or any other applicable Law, provided, that such indemnification shall be subject to any limitation imposed from time to time under the CICA or any other applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any of its Subsidiaries if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

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(d) Upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Action which may result in the payment or advancement of any amounts under Section 6.04(c), any Group Company’s organizational and governing documents, or any existing indemnification agreements, the person seeking indemnification shall notify the Surviving Company promptly, but in all events no later than the earlier of (i) five (5) days after actual receipt, and (ii) as soon as necessary after actual receipt to prevent the Surviving Company or any of its Subsidiaries from being materially and adversely prejudiced by late notice. The Surviving Company (or a Subsidiary nominated by it) shall have the right to participate in any such Action and, at its option, assume the defense of such Action. The person seeking indemnification shall have the right to effectively participate in the defense or settlement of such Action, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Action. In the event the Surviving Company (or a Subsidiary nominated by it) assumes the defense of any Action pursuant to this Section 6.04(d), neither the Surviving Company nor any of its Subsidiaries shall be liable to the person seeking indemnification for any fees or disbursements of counsel subsequently incurred by such person with respect to the same Action.

(e) In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.04.

(f) The agreements and covenants contained in this Section 6.04 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICA or other applicable Law, or otherwise. The provisions of this Section 6.04 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a Third Party beneficiary of the provisions of this Section 6.04. The obligations of Parent and the Surviving Company under this Section 6.04 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the prior written consent of such Indemnified Party.

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(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy or other agreement that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.04 is not prior to or in substitution for any such claims under any such policies.

Section 6.05 Notification of Certain Matters.

Each of the Company and Parent shall promptly notify the other in writing of:

(a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b) any notice or other communication from any Governmental Authority in connection with the Transactions;

(c) any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(d) a breach of any representation or warranty or failure to perform any covenant or agreement set forth in this Agreement on the part of such party having occurred that would cause the conditions set forth in Section 7.01, Section 7.02 or Section 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided, that the delivery of any notice pursuant to this Section 6.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided further, that failure to give prompt notice pursuant to Section 6.05(d) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure.

Section 6.06 Financing.

The Company shall ensure that, at the Closing, the aggregate amount of Available Company Cash shall equal or exceed the Required Available Cash Amount (the “Available Company Cash Financing”) and shall, upon the written direction of Parent at least five (5) Business Days prior to the proposed Closing Date, deposit, or cause to be deposited, all or any portion of the Available Company Cash Financing as directed by the Parent with the Paying Agent as a source of funds for the payment of the aggregate Merger Consideration pursuant to Section 2.4; provided that (i) the Company and its Subsidiaries shall have no liability to Parent or Merger Sub to pay any Company Termination Fee or other damages solely as a result of the Available Company Cash Financing becoming unavailable for any reason and (ii) Parent shall cause the Paying Agent to immediately refund and deliver to the Company all Available Company Cash Financing that has been deposited with the Paying Agent if the Effective Time has not occurred within five (5) Business Days following such deposit by the Company. The Parties shall use their reasonable best efforts to cooperate with each other with respect to the Available Company Cash Financing and shall keep each other reasonably informed on a reasonably current basis of the status of the Available Company Cash Financing. For purposes of this Agreement, “Available Company Cash” means cash of the Company in U.S. dollars in a U.S. dollar denominated bank account of the Company, net of issued but uncleared checks and drafts, available free of any Liens at the Closing for use by Parent and Merger Sub as a source of funds to pay the aggregate Merger Consideration.

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Section 6.07 Further Action; Reasonable Best Efforts.

(a) On the terms and subject to the conditions of this Agreement, each of the parties hereto shall, and shall cause their respective Representatives to, (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including (A) obtaining consent (such consent not to be unreasonably withheld, conditioned or delayed) from the other parties promptly before making any substantive communication (whether verbal or written) with any Governmental Authority in connection with such filings or submissions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) cooperate with the other parties hereto and, subject to Section 6.07(b) and Section 6.07(c) use its reasonable best efforts, and cause its Subsidiaries to use their respective reasonable best efforts, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including employing such resources as are necessary to obtain the Requisite Regulatory Approvals.

(b) In furtherance and not in limitation of the covenants of the parties contained herein and subject to Section 6.07(c), if any objections are asserted with respect to the Transactions under any Law or if any suit is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private party challenging any of the Transactions as violating any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the Transactions, which shall include in the case of the Company if (and only if) requested in writing by Parent, the Company’s selling, holding separate or otherwise disposing of or conducting its or any of its Subsidiaries’ business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its or any of its Subsidiaries’ business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its business in a manner which would resolve such objections or suits; provided, however, that nothing herein shall require the Company or its Subsidiaries to take any action that is not contingent upon the occurrence of the Effective Time.

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(c) Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Third Party or any Governmental Authority in connection with the Transactions.

Section 6.08 Obligations of Merger Sub.

Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.09 Participation in Litigation.

Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to the knowledge of the Company on the one hand and the knowledge of Parent on the other hand, threatened against such party or its directors which relate to this Agreement and the Transactions. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder Action against the Company or its directors relating to this Agreement or the Transactions, and the Company shall ensure that no such Action shall be settled without Parent’s prior written consent.

Section 6.10 Resignations.

To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent and the relevant Group Company duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent, which shall include a waiver of any claims against any Group Company.

Section 6.11 Public Announcements.

The press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. At any time prior to termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of the NYSE, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to obtaining the consent (not to be unreasonably withheld) of such other party.

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Section 6.12 Stock Exchange Delisting.

The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting of the ADSs from the NYSE and the deregistration of the Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.13 Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties hereto shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.14 Bank Consents.

The Company shall (i) use its reasonable best efforts to obtain all necessary consents or waivers from, and give all necessary notices to, financial institutions from which any Group Company has outstanding bank borrowings that are required for the execution and delivery of this Agreement by the Company, the performance of this Agreement by the Company and the consummation of the Transactions, including the Merger, or (ii) if requested in writing by Parent at least fifteen (15) Business Days prior to the Closing Date, make such necessary arrangements for the repayment of any such outstanding bank borrowings on the Closing Date immediately before the Effective Time, provided such amounts shall be funded by Parent or Merger Sub, if and to the extent any of the necessary consents or waivers is not obtained.

Section 6.15 Actions Taken at the Direction of Founder, Parent or Merger Sub.

The Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including Article III, Article V and Article VI hereof, if the alleged breach is the proximate result of action or inaction by the Company or its Subsidiaries at the express direction of the Founder, Parent, or Merger Sub without any approval by or direction from the Company Board (acting with the concurrence of the Special Committee) or the Special Committee. Neither Parent nor Merger Sub shall be entitled to any award of damages or other remedy, in each case for any breach or inaccuracy in the representations and warranties made by the Company in Article III to the extent the Founder has actual knowledge of such breach or inaccuracy as of the date hereof.

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ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01 Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions on or prior to the Closing Date:

(a) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”), whether temporary, preliminary or permanent, which is then in effect or is pending, proposed or threatened, that has or would have the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions.

(b) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and be in full force and effect.

(c) Distribution of Schedule 13E-3. Not less than twenty (20) days shall have elapsed following the date when Schedule 13E-3 (including the Plan of Merger) was first mailed/distributed to the Company’s shareholders.

Section 7.02 Additional Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions on or prior to the Closing Date:

(a) Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.01, Section 3.03, Section 3.04, Section 3.09 and Section 3.20, the representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality,” “Company Material Adverse Effect” or any similar standard or qualification set forth therein) shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct do not, and would not be reasonably expected to, constitute a Company Material Adverse Effect, (ii) each of the representations and warranties set forth in Section 3.01, Section 3.04 and Section 3.20 shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), and (iii) each of the representations and warranties set forth in Section 3.03 and Section 3.09 shall be true and correct in all respects (except, solely with respect to Section 3.03, for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

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(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Dissenting Shareholders. The holders of no more than 4% of the Shares shall have validly served and not validly withdrawn a First Dissent Notice on or before the First Dissent Deadline.

(d) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b), Section 7.02(e) and Section 7.02(f).

(e) Consents. Parent shall have received copies of all Third Party consents, waivers and approvals set forth in Section 7.02(e) of the Company Disclosure Schedule.

(f) No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement.

Section 7.03 Additional Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions on or prior to the Closing Date:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or similar standard or qualification set forth therein) in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time, except: (i) representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), and (ii) where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct in all material respects, individually or in the aggregate, does not, and would not reasonably be expected to, prevent, materially delay or materially impede or materially impair the ability of Parent and Merger Sub to consummate the Transactions or perform their obligations under the Transaction Documents.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04 Frustration of Closing Conditions.

Prior to the Long Stop Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

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ARTICLE VIII

TERMINATION

Section 8.01 Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (in the case of the Company, acting upon the unanimous recommendation of the Special Committee).

Section 8.02 Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (acting upon the unanimous recommendation of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a) the Effective Time shall not have occurred on or before July 1, 2024 (the “Long Stop Date”); or

(b) any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order, or taken any other final and non-appealable action, which has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

provided, that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a proximate cause of, or resulted in, the failure of the applicable condition(s) being satisfied.

Section 8.03 Termination by the Company.

This Agreement may be terminated by the Company (acting upon the unanimous recommendation of the Special Committee) at any time prior to the Effective Time, if:

(a) a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Long Stop Date, and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, within thirty (30) days following receipt of written notice of such breach from the Company (or, if the Long Stop Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Long Stop Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in breach of any representations, warranties, agreements or covenants of the Company hereunder that would give rise to the failure of a condition set forth in Section 7.02;

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(b) (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but which conditions remain capable of satisfaction at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth Section 7.03 have been satisfied (or that the Company is waiving any unsatisfied conditions in Section 7.03) and that it is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within fifteen (15) Business Days following the later of (x) date on which the Closing should have occurred pursuant to Section 1.02 and (y) the date on which the foregoing notice is delivered to Parent;

(c)  (i) the Company Board (acting upon unanimous recommendation of the Special Committee) or the Special Committee (acting upon unanimous vote and to the extent it is within the authority of the Special Committee) shall have authorized the Company to terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 6.03(d) and (ii) the Company concurrently with the termination of this Agreement enters into the Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has (A) complied with the requirements of Section 6.03 and (B) complied with Section 8.06 and has paid in full the Company Termination Fee no later than taking any action pursuant to this Section 8.03(c), and any purported termination pursuant to this Section 8.03(c) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee in full in accordance with this Section 8.03(c) and Section 8.06; or

(d) pursuant to an Intervening Event Termination under Section 6.03(e); provided, the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(d) unless the Company has (A) complied with the requirements of Section 6.03(e) and (B) complied with Section 8.06 and has paid in full the Company Termination Fee no later than taking any action pursuant to this Section 8.03(d), and any purported termination pursuant to this Section 8.03(d) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee in full in accordance with this Section 8.03(d) and Section 8.06.

Section 8.04 Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a) a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.02 and as a result of such breach, such condition would not be capable of being satisfied prior to the Long Stop Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) days following receipt of written notice of such breach from Parent or Merger Sub, as applicable (or, if the Long Stop Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Long Stop Date); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04 if either Parent or Merger Sub is then in breach of any representations, warranties or covenants of Parent or Merger Sub hereunder that would give rise to the failure of a condition set forth in Section 7.03; or

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(b) the Company Board (acting upon unanimous recommendation of the Special Committee) or the Special Committee (acting upon unanimous vote and to the extent it is within the authority of the Special Committee) shall have authorized the Company to terminate this Agreement (i) and enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 6.03(d) or (ii) as a result of an Intervening Event pursuant to Section 6.03(e).

Section 8.05 Effect of Termination.

In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of such party); provided, that the terms of Section 6.02(c), Section 6.12, Articles VIII and IX shall survive any termination of this Agreement.

Section 8.06 Termination Fee.

(a) In the event that:

(i) (A) a bona fide proposal or offer with respect to a Competing Transaction shall have been made, proposed or communicated (and not withdrawn), after the date hereof and prior to the termination of this Agreement, (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(b), and (C) within twelve (12) months after the termination of this Agreement, the Company or any of its Subsidiaries consummates, or enters into a definitive agreement in connection with, any Competing Transaction by a Third Party (in each case whether or not the Competing Transaction was the same Competing Transaction referred to in clause (A)) (provided, that for purposes of this Section 8.06(a), all references to “15%” in the definition of “Competing Transaction” shall be deemed to be references to “100%”);

(ii) this Agreement is terminated by Parent pursuant to Section 8.04 (other than Section 8.04(a) solely due to a breach of Section 6.06); or

(iii) this Agreement is terminated by the Company pursuant to Section 8.03(c) or 8.03(d),

then the Company shall pay, or cause to be paid, to Parent or its designees an amount in cash equal to US$2,880,000 (the “Company Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (x) within two (2) Business Days after such termination in the case of a termination referred to in clause (ii) above, (y) at least two (2) Business Days prior to and as a condition of the consummation by the Company of a Competing Transaction or entry by the Company into the definitive agreement in connection with a Competing Transaction in the case of a termination referred to in clause (i) above, or (z) prior to or concurrently with the termination of this Agreement in case of a termination pursuant to clause (iii) above); it being agreed that in no event shall the Company be required to pay the Company Termination Fee more than once.

(b) Parent will pay, or cause to be paid, to the Company an amount in cash equal to US$5,750,000 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b), such payment to be made as promptly as possible (but in any event within two (2) Business Days after such termination by wire transfer of same day funds); it being agreed that in no event shall Parent be required to pay the Parent Termination Fee more than once.

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(c) Except as otherwise specified in Section 8.06(d), all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated.

(d) In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, such interest commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate as published in The Wall Street Journal on such date plus 2.00% or a lesser rate that is the maximum permitted by applicable Law. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(f) (i)  Subject to Section 9.08, the Equity Commitment Letter and the Limited Guarantee, in the event that Parent or Merger Sub fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement or otherwise fail to perform hereunder, then the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) and costs and expenses under Section 8.06(d) and the guarantee of such obligations pursuant to the Limited Guarantee (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy of any Group Company and all members of the Company Group against (A) Parent, Merger Sub, the Guarantor, the Rollover Shareholders and Founder, (B) the former, current and future direct or indirect holders of any equity, general or limited partnership or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of Parent, Merger Sub, the Guarantor any Rollover Shareholder or Founder, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or Founder, or (D) any former, current or future direct or indirect holders any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of any of the foregoing (clauses (A) through (D) of this Section 8.06(f), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger or the other Transactions to be consummated. For the avoidance of doubt, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letter and the Limited Guarantee) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) and the costs and expenses pursuant to Section 8.06(d), and in no event shall any Group Company, the direct or indirect shareholders of the Company or any other Group Company, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing (collectively, the “Company Group”), seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letter and the Limited Guarantee), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b) and Section 8.06(d), or the Guarantor to the extent provided in the Limited Guarantee.

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(ii) Subject to Section 9.08, Parent’s right to terminate this Agreement and receive payment from the Company of the Company Termination Fee pursuant to Section 8.06(a) and expenses under Section 8.06(d) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger or the other Transactions to be consummated. Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.06(a) and the costs and expenses under Section 8.06(d), and in no event shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a) and Section 8.06(d).

(iii) Notwithstanding anything to the contrary in this Agreement, the Equity Commitment Letter, the Limited Guarantee, the Rollover Agreements or any other document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder (collectively, the “Transaction Documents”), but subject to Section 9.08, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, of the Parent Group collectively (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) (A) under this Agreement or any other Transaction Document, (B) in connection with the failure of the Merger or the other transactions contemplated hereunder or under the Transaction Documents (including the Financing) to be consummated or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, shall not exceed under any circumstances an amount equal to the sum of (i) the Parent Termination Fee, if any, due and owing to the Company pursuant to Section 8.06(b) and (ii) the amounts, if any, due and owing under Section 8.06(d).

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(iv) Notwithstanding anything to the contrary in this Agreement or the other Transaction Documents, but subject to Section 9.08, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, of the Company Group collectively (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) (A) under this Agreement or any other transactions contemplated hereunder or under the Transaction Document, (B) in connection with the failure of the Merger or the other Transaction or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, shall not exceed under any circumstances an amount equal to the sum of (i) the Company Termination Fee, if any, due and owing to the Parent pursuant to Section 8.06(a) and (ii) the amounts, if any, due and owing under Section 8.06(d).

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Survival.

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 6.04, Article VIII and this Article IX.

Section 9.02 Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or email, or by international overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

(a) if to Parent or Merger Sub:

750D Chai Chee Road,

#06-01/06 ESR BizPark @ Chai Chee

Singapore 469004

Attention: Laurent Bernard Marie Junique

Email: laurent.junique@tdcx.com

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with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

6 Battery Road

Suite 23-02

Singapore, 049909

Attention: Rajeev Duggal, Esq.

Email: Rajeev.Duggal@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Attention: Jonathan Stone, Esq.

Email: Jonathan.Stone@skadden.com

(b) if to the Company:

750D Chai Chee Road,

#06-01/06 ESR BizPark @ Chai Chee

Singapore 469004

Attention: Legal Department

Email: legal@tdcx.com

(c) if to the Special Committee, addressed to the care of the Company, with a copy (which shall not constitute notice) to:

Hogan Lovells

11/F, One Pacific Place

88 Queensway

Hong Kong

Attention: Stephanie Tang, Esq.

Email: Stephanie.Tang@hoganlovells.com

Section 9.03 Certain Definitions.

(a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate or engage with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

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“Affiliate” of a specified person means (i) any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person and (ii) with respect to any natural person, the term “Affiliate” shall also include any member of the immediate family of such natural person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise, provided that (x) Parent, Merger Sub, the Rollover Shareholders, the Guarantor, the Founder and their respective Affiliates (excluding the Group Companies) shall not be deemed to be Affiliates of the Company and/or its Subsidiaries, and vice versa, and (y) the Rollover Shareholders, the Founder and the Guarantor shall be deemed to be Affiliates of Parent and Merger Sub.

“Anticorruption Law” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, government employee or commercial entity to obtain or retain business or a business advantage such as, without limitation, the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010, each as amended from time to time, and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York City, the Cayman Islands, or Singapore are authorized by Law to be closed.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Parent and Merger Sub on the date hereof.

“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company, other than any employment Contract or compensatory agreement with a current or former employee, director or officer which is not maintained for the benefit of any group or class of employees.

“Company IP” means all Intellectual Property owned or purported to be owned, in whole or in part, by any Group Company.

“Company IT Assets” means all IT Assets owned by, licensed to, or otherwise used by or for the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect (each, an “Effect” or collectively, the “Effects”) that, individually or in the aggregate with all other Effects (including any change in applicable Law or the interpretation or enforcement thereof or other regulatory change that affects the Company or any of its Subsidiaries), is or would reasonably be expected to (a) have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, properties or results of operations of the Company and its Subsidiaries taken as a whole or (b) prevent or materially delay, impede or impair the consummation of the Transactions or otherwise be adverse in any material respect to the ability of the Company to perform its obligations under this Agreement; provided, however, that clause (a) shall not include any Effect occurring after the execution hereof, either alone or in combination, to the extent following or resulting from (i) geopolitical conditions, any outbreak or escalation of war or major hostilities or any act of sabotage or terrorism or natural or man-made disasters or epidemic-induced public health crises or other force majeure events, (ii) changes in Laws, IFRS or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the execution of this Agreement, (iii) changes or conditions that generally affect the industry and market in which the Company and its Subsidiaries operate, (iv) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, (v) any Effect directly attributable to the announcement, pendency or consummation of the Transactions, including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), and any adverse change in customer, employee (including employee departures), or similar relationship resulting therefrom, (vi) any action taken, or the failure to take any action, by the Company or any of its Subsidiaries at the written request, or with the written consent, of Parent or expressly required by this Agreement, or (vii) any failure by the Company to meet any internal or published projections, budgets, plans or forecasts, estimates, predictions or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (it being understood that the facts or occurrences or Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account); except, in the case of clause (i), (ii), (iii) or (iv), to the extent having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operates (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

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“Company Share Plan” means the TDCX Inc. Performance Share Plan (Adopted by Ordinary Resolution on August 25, 2021 and Amended and Restated on January 6, 2022).

“Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or to which 15% or more of the total revenue or net income of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 15% or more of the total revenue, net income or assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of Equity Securities of the Company, or securities convertible into or exchangeable for 15% or more of any class of Equity Securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of Equity Securities of the Company; (v) any other transaction the consummation of which would be reasonably likely to impede, interfere with, prevent or materially delay the Merger; (vi) any other transaction having an effect similar to the foregoing; or (vii) any combination of the foregoing.

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“Confidentiality Agreement” means the confidentiality agreement between the Company and Parent, as amended.

“Contract” means any contract, agreement, note, bond, mortgage, indenture, deed of trust, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or otherwise.

“Environmental Laws” means any applicable Singapore Law, U.S. federal, state or local Law or applicable Laws of any other jurisdiction, relating to (a) pollution, (b) the protection of human health and safety (including workplace health and safety) or the environment, including the storage, use, transport or disposal of solid and hazardous waste, discharges of substances to surface water or groundwater, air emissions, recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources, and (c) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Equity Securities” means any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

“Excluded Shares” means, collectively, (i) the Rollover Shares, (ii) Shares held by Parent, Merger Sub, the Company or any of their respective Subsidiaries (including ADSs corresponding to such Shares), and (iii) any Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Company Share Plan or the Warrant Agreement.

“Founder” means Laurent Bernard Marie Junique, a citizen of the Republic of Singapore.

“Government Official” means (a) any official, officer, employee or representative of, or other individual acting in an official capacity for or on behalf of, any Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise) institutions of the European Union, or any public or international organizations, (b) any political party or party official or candidate for political office or (c) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any person described in the foregoing clause (a) or (b) of this definition.

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any materials, chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, including (a) those listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil, (b) those that can cause harm to living organisms, human welfare, or the environment, (c) those whose presence, handling, or management requires registration, authorization, investigation or remediation under Environmental Laws and (d) any petroleum product or by product, asbestos containing material, polychlorinated biphenyl, radioactive material, lead, pesticides, natural gas and nuclear fuel.

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“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with IFRS, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or its Subsidiaries or any other Equity Securities of any of them, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be” secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all rights, anywhere in the world, in or to: (a) patents, patent applications (and any patents that issue from those patent application), certificates of invention, substitutions relating to any of the patents and patent applications, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, industrial designs, community designs and other designs, and any other governmental grant for the protection of inventions or designs; (b) Trademarks; (c) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto, whether or not registered; (d) confidential and proprietary information, including trade secrets, know-how and invention rights; (e) rights of privacy and publicity; (f) registrations, applications, renewals, reissues, reexaminations, continuations, continuations-in-part, divisions, extensions, and foreign counterparts for any of the foregoing in clauses (a)-(e); and (g) any and all other intellectual property or proprietary rights.

“IT Assets” means any and all computers, Software, hardware, systems, servers, networks, workstations, routers, hubs, switches, data, databases, data communications lines and other information technology equipment, and all associated documentation.

“knowledge” means, with respect to the Company, the knowledge, after reasonable inquiry and investigation, of the individuals listed in Section 9.03(a) of the Company Disclosure Schedule, and with respect to any other party hereto, the actual knowledge of any director or executive officer of such party, in each case, after due inquiry.

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“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, rules of the relevant stock exchange on which the relevant parties’ securities are listed, Order, ordinance or other pronouncement of any Governmental Authority.

“Leased Real Property” means all leasehold or subleasehold estates and other rights (including through license) to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company that are material to the business of the Group Companies taken as a whole.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any right of first refusal, right of first offer, call option, and any other restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Owned Real Property” means all real property and interests in real property, land use rights together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

“Performance Share” means each restricted share unit or other right to acquire Shares (including time and performance-based awards) granted under the Company Share Plan on or prior to the Effective Time, the restrictions over which have not lapsed on or prior to the Effective Time in accordance with the terms thereof.

“Permitted Liens” means (a) real estate Taxes, assessments and other governmental levies, fees or charges imposed with respect to such real property which are not due and payable as of the Closing Date, or which are being contested in good faith and for which appropriate reserves have been established in accordance with IFRS, (b) mechanics liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business consistent with past practice for amounts which are not due and payable and which shall be paid in full and released at Closing, (c) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon and (d) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy or value of such real property in the operation of the business conducted thereon.

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“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Data” means: (i) an individual’s name, street address, telephone number, email address, photograph, social security number or tax identification number, driver’s license number, credit card number, biometric identifier, or any other data that is linked to or, alone or in combination with other data held or reasonably accessible by the Company or any of its Subsidiaries allows identification of an individual , and (ii) any other data defined as “personal data,” “personally identifiable information,” “nonpublic personal information,” “customer proprietary network information,” “individually identifiable health information,” “protected health information,” or “personal information” under any Law.

“Phantom Share” means each cash-settled equity-based award (including time and performance-based awards) granted under the Company Share Plan on or prior to the Effective Time, the restrictions over which have not lapsed on or prior to the Effective Time in accordance with the terms thereof.

“Privacy Law” means any Law governing privacy, data protection, or data security with respect to the Processing of Personal Data.

“Privacy Policy” means each published privacy policy, privacy notice, or privacy statement of the Company or any of its Subsidiaries relating to the Company’s or any of its Subsidiaries’ Processing of Personal Data.

“Processing” means, with respect to any Personal Data, any operation or set of operations performed thereon, whether or not by automated means, including adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, and retrieval, storage, structuring, transmission, and use.

“Prohibited Person” means any person that is (a) a national or resident of any U.S. embargoed or restricted country, (b) included on, or affiliated with any person on, or involved in any restricted activities with any person on the United States Commerce Department’s Denied Parties List, Entities and Unverified Lists; the U.S. Department of Treasury’s Specially Designated Nationals, Specially Designated Narcotics Traffickers or Specially Designated Terrorists, or the Annex to Executive Order No. 13224; the Department of State’s Debarred List; UN Sanctions; World Bank Sanctions; sanctions or restrictive measures adopted by the EU Council; sanctions regimes implemented by the U.K. government or (c) a person with whom business transactions, including exports and re-exports, are restricted by a U.S., EU or U.K. Governmental Authority, including, in each clause above, any updates or revisions to the foregoing and any newly published rules.

“Required Available Cash Amount” means US$100,000,000.

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“Rollover Shares” means (i) 559,625 Class A Shares (including Class A Shares represented by ADSs) and 123,500,000 Class B Shares held by the Rollover Shareholders as of the date hereof, and (ii) any Shares (including Shares represented by ADSs) that the Rollover Shareholders may acquire between the date hereof and the Effective Time.

“SEC” means the U.S. Securities and Exchange Commission.

“Software” means all (a) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, and firmware, operating systems and specifications, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (c) development and design tools, library functions and compilers, (d) technology supporting websites, and the contents and audiovisual displays of websites, and (e) media, documentation and other works of authorship, including user manuals, training materials, descriptions, flow charts and other work products relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Special Committee” means a committee of the Company Board consisting of members of the Company Board who are not affiliated with Parent or Merger Sub and are not members of the management of the Company.

“Subsidiary” means, with respect to any party, any person (a) of which such party or any other Subsidiary of such party is a general or managing partner, (b) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, (c) of which at least a majority of the economic interests is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, including interests held through a “variable interest entity” structure or other similar arrangements, or (d) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with IFRS.

“Superior Proposal” means a bona fide written proposal or offer with respect to a Competing Transaction, which was not obtained in violation of Section 6.03, that would result in any person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of 100% of the assets (on a consolidated basis), or 100% of the total voting power of the Equity Securities, of the Company that (i) provides for the payment of cash consideration per Share to holders thereof that is in excess of the Per Share Merger Consideration, cash consideration per ADS to holders thereof that is in excess of the Per ADS Merger Consideration and cash consideration per Warrant to holders thereof that is in excess of the Per Warrant Merger Consideration, and (ii) the Company Board has determined in its good faith judgment, upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), is reasonably likely to be consummated in accordance with its terms without undue delay, taking into account all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), and would, if consummated, result in a transaction more favorable to the Company’s shareholders (other than holders of Excluded Shares) solely from a financial point of view than the Transactions (including the effect of any termination fee or provision relating to the reimbursement of expenses), provided, that no offer or proposal shall be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such offer or proposal is not fully committed or if the receipt of any such financing is a condition to the consummation of such transaction, or if the Company’s recourse in the event such transaction is not consummated because of the failure to obtain financing is less favorable to the Company in any material respect than the Company’s recourse in such an event and under this Agreement and the other Transaction Documents.

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“Tax Return” means any return, declaration, statement, report estimate, form or information return relating to Taxes filed or required to be filed with a Governmental Authority, and any schedules or amendments thereof.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Trademarks” means trademarks, service marks, logos, slogans, brand names, domain names, uniform resource locators, trade dress, trade names, corporate names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith, in any and all jurisdictions, whether or not registered.

“Unvested Performance Share” means any Performance Share that is not a Vested Performance Share.

“Unvested Warrant” means any Warrant that is not a Vested Warrant.

“Vested Performance Share” means any Performance Share that shall have become vested on or prior to the Closing Date and remains outstanding on the Closing Date in accordance with the terms of such Performance Share.

“Vested Warrant” means any Warrant that shall have become vested on or prior to the Closing Date and remains outstanding on the Closing Date in accordance with the terms of such Warrant and the Warrant Agreement.

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“Warrant” means a warrant granted pursuant to the Warrant Agreement on or prior to the Effective Time, the restrictions over which have not lapsed on or prior to the Effective Time in accordance with the terms thereof.

“Warrant Agreement” means the Warrant Agreement to Purchase American Depositary Shares of TDCX Inc. dated September 2, 2022 between Airbnb Ireland Unlimited Company and the Company.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	Section 3.10(a)
ADSs	Section 2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.03(c)
Arbitrator	Section 9.09(b)
Available Company Cash	Section 6.06
Available Company Cash Financing	Section 6.06
CICA	Recitals
Class A Shares	Section 2.01(a)
Class B Shares	Section 2.01(a)
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(f)(i)
Company Owned Software	Section 3.14(d)
Company Representatives	Section 3.06(c)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Damages	Section 6.04(c)
Deposit Agreement	Section 2.06
Depositary	Section 2.06
Dissent Right	Section 2.03(d)(
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Employee	Section 3.12(a)
Enforceability Exceptions	Section 3.04(b)
Equity Commitment Letter	Section 4.05(a)
Evaluation Date	Section 3.07(d)
Exchange Act	Section 3.03(c)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(d)
Financing	Section 4.05(a)
First Dissent Deadline	Section 2.03(d)(ii)

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Defined Term	Location of Definition
First Dissent Notice	Section 2.03(d)(ii)
Governmental Authority	Section 3.05(b)
Guarantor	Recitals
Holdco	Recitals
IFRS	Section 3.07(b)
Indemnified Parties	Section 6.04(b)
Intervening Event	Section 6.03(e)
Intervening Event Termination	Section 6.03(e)
Law	Section 3.05(a)
Limited Guarantee	Recitals
Long Stop Date	Section 8.02(a)
Material Company Permits	Section 3.06(a)
Material Contracts	Section 3.17(a)
Material Leased Real Property	Section 3.13(a)
Maximum Annual Premium	Section 6.04(b)
Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
Notice of Superior Proposal	Section 6.03(d)
NYSE	Section 3.03(c)
Order	Section 7.01(b)
Ordinary Share	Section 2.01(a)
Parent	Preamble
Parent Group	Section 8.06(f)(i)
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Per Warrant Merger Consideration	Section 2.01(c)
Plan of Merger	Section 1.03
Record ADS Holders	Section 6.01(c)
Record Date	Section 6.01(c)
Representatives	Section 6.02(a)
Requisite Regulatory Approvals	Section 3.05(b)
Rollover Agreements	Recitals
Rollover Shareholders	Recitals
Schedule 13E-3	Section 6.01(a)
Second Dissent Deadline	Section 2.03(d)(v)
Second Dissent Notice	Section 2.03(d)(ii)
Securities Act	Section 3.07(a)
Shares	Section 2.01(a)
Share Certificates	Section 2.04(b)
SIAC	Section 9.09(b)
SIAC Rules	Section 9.09(b)
Statutory Company Employee Plan	Section 3.11(a)
Superior Proposal Notice Period	Section 6.03(d)

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Defined Term	Location of Definition
Surviving Company	Recitals
Takeover Statute	Section 3.18
Trade Secrets	Section 3.14(e)
Transaction Documents	Section 8.06(f)(iii)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)
Undesignated Shares	Section 3.03(a)
Warrant	Section 2.01(c)
Withholding Agent	Section 2.04(k)

Section 9.04 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05 Interpretation.

When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and any rules and regulations promulgated thereunder and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The symbol “$” or “US$” refers to United States Dollars. All “$” amounts used in Article III and Article V include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” mean a calendar day unless otherwise indicated as a “Business Day.”

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Section 9.06 Entire Agreement; Assignment.

This Agreement (including the Exhibits and Schedules hereto), the Company Disclosure Schedule, the Rollover Agreements, the Equity Commitment Letter, the Limited Guarantee and the Confidentiality Agreement constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between any parties hereto, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any Affiliate of Parent), provided, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Section 9.06 is void.

Section 9.07 Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.04 and Section 8.06(f) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares, ADSs, Warrants, Performance Shares or Phantom Shares, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08 Specific Performance.

(a) Subject to Section 9.08(b) and Section 9.08(c), the parties hereto agree that irreparable damage would occur if any provision of this Agreement is not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(b) and Section 9.08(c), the parties hereto acknowledge and agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Parent or Merger Sub, on the one hand, or the Company, on the other hand, shall, subject to Section 8.06, each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity.

(b) Notwithstanding anything to the contrary in this Agreement, the obligation of Parent to consummate the Transactions and the Company’s right to seek or obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing Parent or Merger Sub to cause the Financing to be funded at any time or to effect the Closing in accordance with Section 1.02, on the terms and subject to the conditions in this Agreement, shall be subject to the satisfaction of each of the following conditions: (i) all conditions in Section 7.01 and Section 7.02 (other than those conditions that by their terms are to be satisfied at the Closing but which conditions remain capable of satisfaction at the Closing) have been satisfied or waived, (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02, and (iii) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 7.03 have been satisfied or that it is waiving any of the conditions to the extent not so satisfied in Section 7.03 and (B) if specific performance is granted and the Financing is funded, the Closing will occur.

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(c) Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. Notwithstanding anything herein to the contrary, (x) while the parties hereto may pursue both a grant of specific performance and the payment of the amounts set forth in Section 8.06, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts set forth in Section 8.06, and (y) upon the payment of such amounts set forth in Section 8.06, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

(d) This Section 9.08 shall not be deemed to alter, amend, supplement or otherwise modify the terms of the Equity Commitment Letter (including the expiration or termination provisions thereof).

Section 9.09 Governing Law; Dispute Resolution.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, except that the following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Company, the cancellation of the Shares (including Shares represented by ADSs), the rights provided for in Section 238 of the CICA with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b) Subject to Section 9.08, Section 9.09(a) and the last sentence of this Section 9.09(b), any dispute, controversy, difference, claim or Action arising out of or in any way relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it, shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre (“SIAC”) in accordance with the Arbitration Rules of the Singapore International Arbitration Centre (“SIAC Rules”) for the time being in force, which rules are deemed to be incorporated by reference in this Section 9.09(b). This arbitration agreement shall be governed by Singapore law. The seat of the arbitration shall be in Singapore. The tribunal shall consist of three arbitrators. The language of the arbitration shall be English. The submission to arbitration in this Section 9.09(b) shall not be construed as an intention by the parties to deprive any court or other governmental body or regulatory agency of its jurisdiction to provide interim relief or remedies. The award shall be final and binding on the parties, and judgment upon any award may be entered and enforced in any court having jurisdiction.

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(c) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.09(C).

Section 9.10 Amendment.

This Agreement may be amended by the parties hereto at any time prior to the Effective Time by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, and (b) with respect to the Company, by the Company Board (upon recommendation of the Special Committee). This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11 Waiver.

At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Company Board (upon recommendation of the Special Committee), (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

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Section 9.12 Counterparts.

This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via electronic mail (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

TRANSFORMATIVE INVESTMENTS PTE LTD

By:
Name:
Title:

HELIUM

By:
Name:
Title:

TDCX INC.

By:
Name:
Title:

[Signature Page to Agreement and Plan of Merger]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [date]

BETWEEN

(1) Helium, an exempted company with limited liability incorporated under the laws of the Cayman Islands on February 19, 2024, with its registered office situated at c/o International Corporation Services Ltd, P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106 (“Merger Sub”); and

(2) TDCX Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands on 16 April 2020, with its registered office situated at [c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands] (the “Company” or the “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a) Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of March 1, 2024 by and between Transformative Investments Pte Ltd, Merger Sub and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”), pursuant to which Merger Sub will merge with and into the Company through a “short-form” merger in accordance of Part XVI and in particular section 233(7) of the Companies Act and cease to exist, and the Surviving Company will continue as the surviving company in the Merger.

(b) This Plan of Merger is made in accordance with section 233 of the Companies Act.

(c) Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1. The constituent companies (as defined in the Companies Act) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2. The surviving company (as defined in the Companies Act) is the Surviving Company and its name shall be “[●]”.

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REGISTERED OFFICE

3. The registered office of the Merger Sub is c/o International Corporation Services Ltd, P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.

4. The Surviving Company shall have its registered office at the offices of [Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands].

AUTHORIZED AND ISSUED SHARE CAPITAL

5. Immediately prior to the Effective Time (as defined below), the authorized share capital of Merger Sub was US$[●] divided into [●] ordinary shares of US$[●] par value per share, of which [●] shares have been issued as fully paid.

6. Immediately prior to the Effective Time, the authorized share capital of the Company was US$50,000 divided into 500,000,000 shares comprising (i) 50,000,000 Class A Ordinary Shares of a par value of US$0.0001 per share (“Class A Shares”), (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0001 per share (“Class B Shares”), and (iii) 250,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Articles of Association of the Company (“Undesignated Shares”), of which [23,110,219] Class A Ordinary Shares and [123,500,000] Class B Ordinary Shares have been issued as fully paid.

7. At the Effective Time, all the shares (whether issued or unissued) in the authorized share capital of the Company (including all Class A Shares, all Class B Shares, and all Undesignated Shares) shall be re-designated as ordinary shares, with the result that, at the Effective Time, the authorized share capital of the Surviving Company shall be US$[50,000] divided into [500,000,000] ordinary shares of a par value of US$[0.0001] per share.

8. At the Effective Time, and in accordance with and subject to the terms and conditions of the Agreement:

(a) Each (i) Class A Share issued and outstanding immediately prior to the Effective Time and (ii) Class B Share issued and outstanding immediately prior to the Effective Time (in each case, other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) shall be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration (as defined in the Agreement).

(b) Each American Depositary Share, representing one (1) Class A Share (each, an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), and each Class A Share represented by such ADSs, shall be cancelled and cease to exist in exchange for the right to receive the Per ADS Merger Consideration (as defined in the Agreement).

(c) Except for shares of Merger Sub to which (e) below applies, all Excluded Shares and ADSs representing the Excluded Shares, in each case, issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

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(d) each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.03 of the Agreement and thereafter represent only the right to receive the applicable payments set forth in Section 2.03 of the Agreement; and

(e) each share of Merger Sub held by the Parent issued and outstanding immediately prior to the Effective Time shall be converted into and become [●] validly issued, fully paid and non-assessable ordinary shares of the Surviving Company. Such conversion shall be effected by means of the cancellation of such shares of Merger Sub, in exchange for the right to receive [●] ordinary shares of the Surviving Company.

(f) Any shareholder that wishes to exercise its Dissent Right may only do so by delivering written notice of its objection to the Merger (each a “First Dissent Notice”) to the Company as contemplated by Section 238(2) of the Companies Act, as such provision has been interpreted by the courts of the Cayman Islands, within the twenty (20) calendar days immediately following the date on which this Plan of Merger is delivered to the shareholders (the “First Dissent Deadline”). Any such First Dissent Notice shall include a statement that the shareholder proposes to demand payment for that shareholder’s shares if the Merger becomes effective. Promptly following the filing of the Plan of Merger with the Registrar of Companies of the Cayman Island, the Company shall give written notice of the filing to each shareholder who delivered a First Dissent Notice (the “Company Notice”). Within the twenty (20) calendar days immediately following the date on which the Company Notice is given to those shareholders who have delivered a First Dissent Notice (the “Second Dissent Deadline”), each shareholder who delivered a First Dissent Notice and that wishes to dissent must give to the Company a written notice (each a “Second Dissent Notice”) of that shareholder’s decision to dissent setting out (A) the Dissenting Shareholder’s name and address, (B) the number and classes of its Dissenting Shares (which must be all of the shares in the Company of which the Dissenting Shareholder is the registered holder), and (C) a demand for payment of the fair value of such Dissenting Shares; and, if validly served as set out in this sub-paragraph (v), such Dissent Notice shall be deemed to be written notice of an election to dissent with regard to the relevant Dissenting Shares for the purposes of Section 238(5) of the Companies Act. The provisions of Section 238(6) to 238(16) of the Companies Act, as such provisions have been interpreted by the courts of the Cayman Islands, shall apply to the treatment of each Dissenting Share in relation to which a valid First Dissent Notice and Second Dissent Notice have been served.

9. At the Effective Time, the rights and restrictions attaching to the ordinary shares of the Surviving Company are set out in the Third Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

10. The Merger shall take effect on [●] (the “Effective Time”).

PROPERTY

11. At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

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MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

12. The Memorandum of Association and Articles of Association in the form attached as Appendix II to this Plan of Merger shall be the Memorandum and Articles of Association of the Surviving Company at and after the Effective Time, and the authorized share capital of the Surviving Company shall be as set out therein.

DIRECTORS BENEFITS

13. There are no amounts or benefits which are or shall be paid or payable to any director of either of the Constituent Companies or the Surviving Company consequent on the Merger.

DIRECTORS OF THE SURVIVING COMPANY

14. The names and addresses of the directors of the Surviving Company from the Effective Time are as follows:

NAME	ADDRESS
[●]	[●]

SECURED CREDITORS

15. (a) The Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b) The Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

16. This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

AMENDMENTS

17. At any time prior to the Effective Time, this Plan of Merger may be amended by the board of directors of both the Company and Merger Sub in accordance with Section 235(1) of the Companies Act, including to effect any other changes to this Plan of Merger which the directors of both the Company and Merger Sub deem advisable, provided, that such changes do not materially adversely affect any rights of the shareholders of the Company or Merger Sub, as determined by the directors of both the Company and Merger Sub, respectively.

APPROVAL

18. This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Act.

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19. A copy of this Plan of Merger has been given to every member of the Company (other than those shareholders who have agreed otherwise) in accordance with section 233(7) of the Companies Act, and accordingly special resolutions of the members of the Constituent Companies to authorize this Plan of Merger are not required under section 233(6) of the Companies Act.

COUNTERPARTS

20. This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

21. This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

For and on behalf of Helium:

[Name]
Director

For and on behalf of TDCX Inc.:

[Name]
Director

APPENDIX I

(the Agreement)

APPENDIX II

(Third Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company)

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